FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing  the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	Management’s Report on Internal Control over Financial Reporting

2.	Reports of Independent Registered Public Accounting Firm

3.	Financial Statements and Notes thereto (U.S. GAAP)

4.	Management’s Discussion and Analysis (U.S. GAAP)

5.	Certificate of CEO Regarding Facts and Circumstances Relating to Exchange Act Filings

6.	Certificate of CFO Regarding Facts and Circumstances Relating to Exchange Act Filings

Item 1
Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2008.
KPMG LLP, an independent registered public accounting firm, has issued an unqualified audit report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 and has also expressed an unqualified opinion on the Company's 2008 consolidated financial statements as stated in their Reports of Independent Registered Public Accounting Firm dated February 5, 2009.

(s) E. Hunter Harrison
President and Chief Executive Officer

February 5, 2009

(s) Claude Mongeau
Executive Vice-President and Chief Financial Officer

February 5, 2009

Item 2
Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of the Canadian National Railway Company:

We have audited the accompanying consolidated balance sheets of the Canadian National Railway Company (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with generally accepted accounting principles in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 5, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

(s) KPMG LLP*
Chartered Accountants

Montreal, Canada
February 5, 2009

* CA Auditor permit no. 23443
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of the Canadian National Railway Company:

We have audited the Canadian National Railway Company’s (the “Company”) internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control -Integrated Framework issued by the COSO.

We also have audited, in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 5, 2009 expressed an unqualified opinion on those consolidated financial statements.

(s) KPMG LLP*
Chartered Accountants

Montreal, Canada February 5, 2009 *CA Auditor permit no. 23443

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

Item 3
Consolidated Statement of Income U.S. GAAP

In millions, except per share data	Year ended December 31,	2008	2007	2006

Revenues		$8,482	$7,897	$7,929

Operating expenses
Labor and fringe benefits		1,674	1,701	1,823
Purchased services and material		1,137	1,045	1,027
Fuel		1,403	1,026	892
Depreciation and amortization		725	677	650
Equipment rents		262	247	198
Casualty and other		387	325	309
Total operating expenses		5,588	5,021	4,899

Operating income		2,894	2,876	3,030

Interest expense		(375)	(336)	(312)
Other income (Note 13)		26	166	11
Income before income taxes		2,545	2,706	2,729

Income tax expense (Note 14)		(650)	(548)	(642)
Net income		$1,895	$2,158	$2,087

Earnings per share (Note 16)
Basic		$3.99	$4.31	$3.97
Diluted		$3.95	$4.25	$3.91

Weighted-average number of shares
Basic		474.7	501.2	525.9
Diluted		480.0	508.0	534.3

See accompanying notes to consolidated financial statements.

Consolidated Statement of Comprehensive Income U.S. GAAP

In millions	Year ended December 31,	2008	2007	2006

	Net income	$1,895	$2,158	$2,087

	Other comprehensive income (loss) (Note 19):
	Unrealized foreign exchange gain (loss) on:
	Translation of the net investment in foreign operations	1,259	(1,004)	32
	Translation of U.S. dollar-denominated long-term debt designated as
	a hedge of the net investment in U.S. subsidiaries	(1,266)	788	(33)

	Pension and other postretirement benefit plans (Note 12):
	Net actuarial gain (loss) arising during the period	(452)	391	-
	Prior service cost arising during the period	(3)	(12)	-
	Amortization of net actuarial loss (gain) included in net periodic benefit cost	(2)	49	-
	Amortization of prior service cost included in net periodic benefit cost	21	21	-
	Minimum pension liability adjustment	-	-	1

	Derivative instruments (Note 18):	-	(1)	(57)

	Other comprehensive income (loss) before income taxes	(443)	232	(57)

	Income tax recovery (expense) on Other comprehensive income (loss)	319	(219)	(179)

	Other comprehensive income (loss)	(124)	13	(236)

	Comprehensive income	$1,771	$2,171	$1,851

	See accompanying notes to consolidated financial statements.

Consolidated Balance Sheet U.S. GAAP

In millions	December 31,	2008	2007

Assets

Current assets
Cash and cash equivalents		$413	$310
Accounts receivable (Note 4)		913	370
Material and supplies		200	162
Deferred income taxes (Note 14)		98	68
Other		132	138
		1,756	1,048

Properties (Note 5)		23,203	20,413
Intangible and other assets (Note 6)		1,761	1,999

Total assets		$26,720	$23,460

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and other (Note 7)		$1,386	$1,336
Current portion of long-term debt (Note 9)		506	254

		1,892	1,590

Deferred income taxes (Note 14)		5,511	4,908
Other liabilities and deferred credits (Note 8)		1,353	1,422
Long-term debt (Note 9)		7,405	5,363

Shareholders’ equity
Common shares (Note 10)		4,179	4,283
Accumulated other comprehensive loss (Note 19)		(155)	(31)
Retained earnings		6,535	5,925

		10,559	10,177

Total liabilities and shareholders’ equity		$26,720	$23,460

On Behalf of the Board:

David G. McLean	E. Hunter Harrison
Director	Director

See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in Shareholders’ Equity U.S. GAAP

	Issued and		Accumulated
	outstanding		other		Total
	common	Common	comprehensive	Retained	shareholders’
In millions	shares	shares	loss	earnings	equity

Balances at December 31, 2005	536.8	$4,580	$(222)	$4,891	$9,249
Net income	-	-	-	2,087	2,087
Stock options exercised and other (Notes 10, 11)	5.1	133	-	-	133
Share repurchase programs (Note 10)	(29.5)	(254)	-	(1,229)	(1,483)
Other comprehensive loss (Note 19)	-	-	(236)	-	(236)
Adjustment to Accumulated other comprehensive
loss (Note 2)	-	-	414	-	414
Dividends ($0.65 per share)	-	-	-	(340)	(340)
Balances at December 31, 2006	512.4	4,459	(44)	5,409	9,824

Adoption of accounting pronouncements (Note 2)	-	-	-	95	95
Restated balance, beginning of year	512.4	4,459	(44)	5,504	9,919

Net income	-	-	-	2,158	2,158
Stock options exercised and other (Notes 10, 11)	3.0	89	-	-	89
Share repurchase programs (Note 10)	(30.2)	(265)	-	(1,319)	(1,584)
Other comprehensive income (Note 19)	-	-	13	-	13
Dividends ($0.84 per share)	-	-	-	(418)	(418)
Balances at December 31, 2007	485.2	4,283	(31)	5,925	10,177

Net income	-	-	-	1,895	1,895
Stock options exercised and other (Notes 10, 11)	2.4	68	-	-	68
Share repurchase programs (Note 10)	(19.4)	(172)	-	(849)	(1,021)
Other comprehensive loss (Note 19)	-	-	(124)	-	(124)
Dividends ($0.92 per share)	-	-	-	(436)	(436)
Balances at December 31, 2008	468.2	$4,179	$(155)	$6,535	$10,559

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows U.S. GAAP

In millions	Year ended December 31,	2008	2007	2006

Operating activities
Net income		$1,895	$2,158	$2,087
Adjustments to reconcile net income to net cash
provided from operating activities:
Depreciation and amortization		725	678	653
Deferred income taxes (Note 14)		230	(82)	3
Gain on sale of Central Station Complex (Note 5)		-	(92)	-
Gain on sale of investment in English Welsh and Scottish Railway (Note 6)		-	(61)	-
Other changes in:
Accounts receivable (Note 4)		(432)	229	(17)
Material and supplies		(23)	18	(36)
Accounts payable and other		(127)	(396)	194
Other current assets		37	84	61
Other		(274)	(119)	6
Cash provided from operating activities		2,031	2,417	2,951

Investing activities
Property additions		(1,424)	(1,387)	(1,298)
Acquisitions, net of cash acquired (Note 3)		(50)	(25)	(84)
Sale of Central Station Complex (Note 5)		-	351	-
Sale of investment in English Welsh and Scottish Railway (Note 6)		-	114	-
Other, net		74	52	33
Cash used by investing activities		(1,400)	(895)	(1,349)

Financing activities
Issuance of long-term debt		4,433	4,171	3,308
Reduction of long-term debt		(3,589)	(3,589)	(3,089)
Issuance of common shares due to exercise of stock options and
related excess tax benefits realized (Note 11)		54	77	120
Repurchase of common shares (Note 10)		(1,021)	(1,584)	(1,483)
Dividends paid		(436)	(418)	(340)
Cash used by financing activities		(559)	(1,343)	(1,484)

Effect of foreign exchange fluctuations on U.S. dollar-
denominated cash and cash equivalents		31	(48)	(1)

Net increase in cash and cash equivalents		103	131	117

Cash and cash equivalents, beginning of year		310	179	62

Cash and cash equivalents, end of year		$413	$310	$179

Supplemental cash flow information
Net cash receipts from customers and other		$8,012	$8,139	$7,946
Net cash payments for:
Employee services, suppliers and other expenses		(4,920)	(4,323)	(4,130)
Interest		(396)	(340)	(294)
Workforce reductions (Note 8)		(22)	(31)	(45)
Personal injury and other claims (Note 17)		(91)	(86)	(107)
Pensions (Note 12)		(127)	(75)	(112)
Income taxes (Note 14)		(425)	(867)	(307)
Cash provided from operating activities		$2,031	$2,417	$2,951
See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements U.S. GAAP

Canadian National Railway Company, together with its wholly owned subsidiaries, collectively “CN” or “the Company,” is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Mississippi, with connections to all points in North America. CN’s freight revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 – Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental claims, depreciation, pensions and other postretirement benefits, and income taxes, based upon currently available information.  Actual results could differ from these estimates.

A. Principles of consolidation
These consolidated financial statements include the accounts of all subsidiaries. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues
Freight revenues are recognized using the percentage of completed service method based on the transit time of freight as it moves from origin to destination. Costs associated with movements are recognized as the service is performed. Revenues are presented net of taxes collected from customers and remitted to governmental authorities.

C. Foreign exchange
All of the Company’s United States (U.S.) operations are self-contained foreign entities with the U.S. dollar as their functional currency. Accordingly, the U.S. operations’ assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss) (see Note 19).
The Company designates the U.S. dollar-denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Accordingly, unrealized foreign exchange gains and losses, from the dates of designation, on the translation of the U.S. dollar-denominated long-term debt are also included in Other comprehensive income (loss).

D. Cash and cash equivalents
Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Accounts receivable
Accounts receivable are recorded at cost net of billing adjustments and an allowance for doubtful accounts. The allowance for doubtful accounts is based on expected collectability and considers historical experience as well as known trends or uncertainties related to account collectability.  Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

Notes to Consolidated Financial Statements U.S. GAAP

F. Material and supplies
Material and supplies, which consist mainly of rail, ties, and other items for construction and maintenance of property and equipment, as well as diesel fuel, are valued at weighted-average cost.

G. Properties
Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. Labor, materials and other costs associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company’s minimum threshold for capitalization. Major overhauls and large refurbishments are also capitalized when they result in an extension to the useful life or increase the functionality of the asset.  Included in property additions are the costs of developing computer software for internal use.  Maintenance costs are expensed as incurred.
The cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business is charged to accumulated depreciation, in accordance with the group method of depreciation. The Company reviews the carrying amounts of properties held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows.  Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.
Assets held for sale are measured at the lower of their carrying amount or fair value, less cost to sell. Losses resulting from significant line sales are recognized in income when the asset meets the criteria for classification as held for sale, whereas losses resulting from significant line abandonments are recognized in the statement of income when the asset ceases to be used. Gains are recognized in income when they are realized.

H. Depreciation
The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:

Asset class	Annual rate
Track and roadway	2%
Rolling stock	3%
Buildings	2%
Information technology	15%
Other	7%

The Company follows the group method of depreciation for railroad properties and, as such, conducts comprehensive depreciation studies on a periodic basis to assess the reasonableness of the lives of properties based upon current information and historical activities. Changes in estimated useful lives are accounted for prospectively.  In 2008, the Company completed a depreciation study of its Canadian properties, plant and equipment, resulting in an increase in depreciation expense of $20 million for the year ended December 31, 2008 compared to the same period in 2007.  In 2007, the Company completed a depreciation study for all of its U.S. assets, for which there was no significant impact on depreciation expense.

I. Intangible assets
Intangible assets relate to customer contracts and relationships assumed through past acquisitions and are being amortized on a straight-line basis over 40 to 50 years.

J. Pensions
Pension costs are determined using actuarial methods.  Net periodic benefit cost is charged to income and includes:
(i)    the cost of pension benefits provided in exchange for employees’ services rendered during the year,
(ii)  the interest cost of pension obligations,
(iii) the expected long-term return on pension fund assets,
(iv)  the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans, and

Notes to Consolidated Financial Statements U.S. GAAP

(v)   the amortization of cumulative net actuarial gains and losses in excess of 10% of, the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

K. Postretirement benefits other than pensions
The Company accrues the cost of postretirement benefits other than pensions using actuarial methods. These benefits, which are funded by the Company as they become due, include life insurance programs, medical benefits and free rail travel benefits.
The Company amortizes the cumulative net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plans.

L. Personal injury and other claims
In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.
In the U.S., the Company accrues the expected cost for personal injury, property damage and occupational disease claims, based on actuarial estimates of their ultimate cost.

For all other legal actions in Canada and the U.S., the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

M. Environmental expenditures
Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Environmental liabilities are recorded when environmental assessments occur and/or remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

N. Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

O. Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in earnings or Other comprehensive income (loss) depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

Notes to Consolidated Financial Statements U.S. GAAP

P. Stock-based compensation
The Company follows the fair value based approach for stock option awards based on the grant-date fair value using the Black-Scholes option-pricing model. The Company expenses the fair value of its stock option awards on a straight-line basis, over the period during which an employee is required to provide service (requisite service period) or until retirement eligibility is attained, whichever is shorter. The Company also follows the fair value based approach for cash settled awards. Compensation cost for cash settled awards is based on the fair value of the awards at period-end and is recognized over the period during which an employee is required to provide service (requisite service period) or until retirement eligibility is attained, whichever is shorter. See Note 11 – Stock plans, for the assumptions used to determine fair value and for other required disclosures.

Q. Recent accounting pronouncements
The Accounting Standards Board of the Canadian Institute of Chartered Accountants has announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the years beginning on or after January 1, 2011. However, National Instrument 52-107 allows foreign issuers, as defined by the Securities and Exchange Commission (SEC), such as CN, to file with Canadian securities regulators financial statements that are prepared in accordance with U.S. GAAP.  As such, the Company has decided not to report under IFRS by 2011 and to continue reporting under U.S. GAAP.  In August 2008, the SEC issued a roadmap for the potential convergence to IFRS for U.S. issuers and foreign issuers.  The proposal stipulates that the SEC will decide in 2011 whether to move forward with the convergence to IFRS with the transition beginning in 2014.  Should the SEC adopt such a proposal, the Company will convert its reporting to IFRS at such time.

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141(R), “Business Combinations,” which requires that assets acquired and liabilities assumed be measured at fair value as of the acquisition date, and that goodwill acquired from a bargain purchase (previously referred to as negative goodwill) be recognized in the Consolidated Statement of Income in the period the acquisition occurs.  The standard also prescribes disclosure requirements to enable users of financial statements to evaluate and understand the nature and financial effects of the business combination.  The standard is effective for business combinations with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The Company will apply SFAS No. 141(R) on a prospective basis, beginning with its acquisition of Elgin, Joliet and Eastern Railway Company (EJ&E) in 2009 (see Note 3). As at December 31, 2008, the Company had approximately $40 million of transaction costs recorded in Other current assets related to the acquisition of EJ&E. Pursuant to the requirements of this standard, such costs will be expensed at the time of acquisition.

2 – Accounting changes

2007
Income taxes
On January 1, 2007, the Company adopted FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” which prescribes the criteria for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This Interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure, and transition.  The application of FIN No. 48 on January 1, 2007 had the effect of decreasing the net deferred income tax liability and increasing Retained earnings by $98 million.  Disclosures prescribed by FIN No. 48 are presented in Note 14 – Income taxes.

Pensions and other postretirement benefits
On January 1, 2007, pursuant to SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” the Company early adopted the requirement to measure the defined benefit plan assets and the projected benefit obligation as of the date of the fiscal year-end statement of financial position for its U.S. plans.  The Company elected to use the 15-month transition method, which allowed for the extrapolation of net periodic benefit cost based on the September 30, 2006 measurement date to the fiscal year-end date of December 31, 2007.  As a result, the Company recorded a reduction of $3 million to Retained earnings at January 1, 2007, which represented the net periodic benefit cost pursuant to the actuarial valuation attributable to the period between the early measurement date of September 30, 2006 and January 1, 2007 (the date of adoption).

Notes to Consolidated Financial Statements U.S. GAAP

2006
Stock-based compensation
On January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment,” which required the expensing of all options issued, modified or settled based on the grant date fair value over the period during which an employee is required to provide service (requisite service period) or until retirement eligibility is attained, whichever is shorter. Compensation cost for cash settled awards is based on the fair value of the awards at period-end and is recognized over the period during which an employee is required to provide service (requisite service period) or until retirement eligibility is attained, whichever is shorter.
The Company adopted SFAS No. 123(R) using the modified prospective approach, which required application of the standard to all awards granted, modified, repurchased or cancelled on or after January 1, 2006, and to all awards for which the requisite service had not been rendered as at such date. Since January 1, 2003, the Company had been following the fair value based approach prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” for stock option awards granted, modified or settled on or after such date, while cash settled awards were measured at their intrinsic value at each reporting period until December 31, 2005. As such, the application of SFAS No. 123(R) on January 1, 2006 to all awards granted prior to its adoption did not have a significant impact on the financial statements. In accordance with the modified prospective approach, prior period financial statements were not restated to reflect the impact of SFAS No. 123(R).
For the year ended December 31, 2006, the application of SFAS No. 123(R) had the effect of increasing stock-based compensation expense and decreasing net income by $16 million and $12 million, respectively, or $0.02 per basic and diluted earnings per share. Disclosures prescribed by SFAS No. 123(R) for the Company’s various stock-based compensation plans are presented in Note 11 – Stock plans.

Pension and other postretirement plans
On December 31, 2006, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which required the Company to recognize the funded status of its various benefit plans in its Consolidated Balance Sheet. Pursuant to SFAS No. 158, the Company recognizes changes in the funded status in the year in which the changes occur, through Other comprehensive income (loss).  The actuarial gains/losses and prior service costs/credits that arise during the period will be recognized as a component of Other comprehensive income (loss).  These amounts recognized in Accumulated other comprehensive loss will be adjusted as they are subsequently recognized as components of net periodic benefit cost.  Prior to December 31, 2006, actuarial gains/losses and prior service costs/credits were deferred in their recognition, and amortized into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans.  The adoption of SFAS No. 158 had no impact on years prior to 2006 as retrospective application was not allowed. This Standard has no effect on the computation of net periodic benefit cost for pensions and other postretirement benefits. See Note 12 – Pensions and other postretirement benefits for the prospective application of SFAS No. 158 to the Company’s benefit plans.

Notes to Consolidated Financial Statements U.S. GAAP

3 – Acquisitions

Acquisition of Elgin, Joliet and Eastern Railway Company (EJ&E) – Subsequent event
In September 2007, the Company and U.S. Steel Corporation (U.S. Steel), the indirect owner of the EJ&E, announced an agreement under which the Company would acquire the principal lines of the EJ&E for a purchase price of approximately U.S.$300 million.  Under the terms of the agreement, the Company would acquire substantially all of the railroad assets and equipment of EJ&E, except those that support the Gary Works site in northwest Indiana and the steelmaking operations of U.S. Steel.
The Company has received all necessary regulatory approvals, including the U.S. Surface Transportation Board (STB) ruling rendered on December 24, 2008.  On January 31, 2009, the Company completed its acquisition of the EJ&E for a purchase price of U.S.$300 million, paid with cash on hand.
Over the next few years, the Company has committed to spend approximately U.S.$100 million for infrastructure improvements and over U.S.$60 million under a series of mitigation agreements with individual communities, as well as under a comprehensive voluntary mitigation program that addresses municipalities’ concerns raised during the regulatory approval process.  Expenditures for additional STB-imposed mitigation are being currently evaluated by the Company.
The Company accounted for the acquisition using the purchase method of accounting pursuant to SFAS No. 141(R), “Business Combinations,” which became effective for acquisitions closing on or after January 1, 2009 (see Note 1 (Q) Recent accounting pronouncements).

2008
The Company acquired the three principal railway subsidiaries of the Quebec Railway Corp. (QRC) and a QRC rail-freight ferry operation for a total acquisition cost of $50 million, paid with cash on hand. The acquisition includes:
 (i)   Chemin de fer de la Matapedia et du Golfe, a 221-mile short-line railway,
(ii)   New Brunswick East Coast Railway, a 196-mile short-line railway,
(iii)  Ottawa Central Railway, a 123-mile short-line railway, and
(iv)  Compagnie de gestion de Matane Inc., a rail ferry which provides shuttle boat-rail freight service.

2007
The Company acquired the rail assets of Athabasca Northern Railway (ANY) for $25 million, with a planned investment of $135 million in rail line upgrades over a three-year period.

2006
The Company acquired the following three entities for a total acquisition cost of $84 million, paid with cash on hand:
(i)   Alberta short-line railways, composed of the 600-mile Mackenzie Northern Railway, the 118-mile Lakeland &
 Waterways Railway and the 21-mile Central Western Railway,
(ii)  Savage Alberta Railway, Inc., a 345-mile short-line railway, and
(iii) the remaining 51% of SLX Canada Inc., a company engaged in equipment leasing in which the Company previously had a 49% interest that had been consolidated.

All acquisitions were accounted for using the purchase method of accounting. As such, the Company’s consolidated financial statements include the assets, liabilities and results of operations of the acquired entities from the dates of acquisition.

Notes to Consolidated Financial Statements U.S. GAAP

4 – Accounts receivable

In millions	December 31,	2008	2007
Freight		$673	$146
Non-freight		266	251
		939	397
Allowance for doubtful accounts		(26)	(27)

		$913	$370

The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest for maximum cash proceeds of $600 million in a revolving pool of freight receivables to an unrelated trust.  The trust is a multi-seller trust and the Company is not the primary beneficiary. The trust was established in Ontario in 1994 by a Canadian bank to acquire receivables and interests in other financial assets from a variety of originators.  Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes.  The notes are secured by, and recourse is limited to, the assets purchased using the proceeds of the notes.  At December 31, 2008, the trust held interests in 16 pools of assets and had notes outstanding of $3.3 billion. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the required reserve as stipulated in the agreement. The required reserve represents an amount set aside to allow for possible credit losses and is recognized by the Company as a retained interest and recorded in Other current assets in its Consolidated Balance Sheet. The eligible freight receivables as defined in the agreement may not include delinquent or defaulted receivables, or receivables that do not meet certain obligor-specific criteria, including concentrations in excess of prescribed limits with any one customer.
The Company has retained the responsibility for servicing, administering and collecting the receivables sold and receives no fee for such ongoing servicing responsibilities. The average servicing period is approximately one month.  In 2008, proceeds from collections reinvested in the securitization program were approximately $3.3 billion.  At December 31, 2008, the servicing asset and liability were not significant.  Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.
The Company accounted for the accounts receivable securitization program as a sale, because control over the transferred accounts receivable was relinquished. Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust approximated the book value thereof.  As such, no gain or loss was recorded.
The Company is subject to customary requirements that include reporting requirements as well as compliance to specified ratios, for which failure to perform could result in termination of the program.  In addition, the trust is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors its requirements and is currently not aware of any trends, events or conditions that could cause such termination.
At December 31, 2008, the Company had sold receivables that resulted in proceeds of $71 million under this program ($588 million at December 31, 2007), and recorded retained interest of approximately 10% of this amount in Other current assets (retained interest of approximately 10% recorded as at December 31, 2007).  The fair value of the retained interest approximated carrying value as a result of the short collection cycle and negligible credit losses.
Other income included $10 million in 2008, $24 million in 2007 and $12 million in 2006, for costs related to the agreement, which fluctuate with changes in prevailing interest rates (see Note 13).  These costs include interest, program fees and fees for unused committed availability.

Notes to Consolidated Financial Statements U.S. GAAP

5 – Properties

In millions	December 31, 2008			December 31, 2007
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Track and roadway (1)	$24,724	$6,643	$18,081	$22,020	$6,433	$15,587
Rolling stock	4,833	1,585	3,248	4,702	1,606	3,096
Buildings	1,253	541	712	1,105	498	607
Information technology	739	187	552	667	131	536
Other	957	347	610	829	242	587
	$32,506	$9,303	$23,203	$29,323	$8,910	$20,413

Capital leases included in properties
Track and roadway (1)	$418	$2	$416	$418	$2	$416
Rolling stock	1,335	287	1,048	1,287	245	1,042
Buildings	109	7	102	109	4	105
Information technology	3	-	3	1	-	1
Other	122	30	92	121	27	94
	$1,987	$326	$1,661	$1,936	$278	$1,658

(1)
Includes the cost of land of $1,827 million and $1,530 million as at December 31, 2008 and 2007, respectively, of which $108 million was for right-of-way access and was recorded as a capital lease in both years.  Following a review in 2008 of its asset classifications, the Company decreased the amounts of capital leases included in properties and has presented them as owned.

Sale of Central Station Complex
In November 2007, the Company finalized an agreement with Homburg Invest Inc., to sell its Central Station Complex in Montreal for proceeds of $355 million before transaction costs.  Under the agreement, the Company entered into long-term arrangements to lease back its corporate headquarters building and the Central Station railway passenger facilities.  The transaction resulted in a gain on disposition of $222 million, including amounts related to the corporate headquarters building and the Central Station railway passenger facilities, which are being deferred and amortized over their respective lease terms.  A gain of $92 million ($64 million after-tax) was recognized immediately in Other income (see Note 13).

6 – Intangible and other assets

In millions	December 31,	2008	2007
Pension asset (Note 12)		$1,522	$1,768
Investments (A)		24	24
Other receivables		83	106
Intangible assets (B)		65	54
Other		67	47
		$1,761	$1,999

A. Investments
As at December 31, 2008, the Company had $20 million ($17 million at December 31, 2007) of investments accounted for under the equity method and $4 million ($7 million at December 31, 2007) of investments accounted for under the cost method.

Notes to Consolidated Financial Statements U.S. GAAP

In November 2007, Germany's state-owned railway, Deutsche Bahn AG, acquired all of the shares of English Welsh and Scottish Railway (EWS), a company that provides most of the rail freight services in Great Britain and operates freight trains through the English Channel Tunnel, and in which the Company had a 32% ownership interest.  The Company accounted for its investment in EWS using the equity method.  The Company's share of the cash proceeds was $114 million, resulting in a gain on disposition of the investment of $61 million ($41 million after-tax) which was recorded in Other income (see Note 13).  An additional £18 million (Cdn$36 million) was placed in escrow at the time of sale, and will be recognized when defined contingencies are resolved.  At December 31, 2008, £12 million (Cdn$22 million) remained in escrow.

B. Intangible assets
Intangible assets relate to customer contracts and relationships assumed through past acquisitions.

7 – Accounts payable and other

In millions	December 31,	2008	2007

Trade payables		$413	$457
Payroll-related accruals		237	234
Accrued charges		232	146
Accrued interest		123	118
Personal injury and other claims provision		118	102
Income and other taxes		75	123
Environmental provisions		30	28
Other postretirement benefits liability		19	18
Workforce reduction provisions		17	19
Other		122	91

		$1,386	$1,336

8 – Other liabilities and deferred credits

In millions	December 31,	2008	2007
Personal injury and other claims provisions, net of current portion		$336	$344
Other postretirement benefits liability, net of current portion (Note 12)		241	248
Pension liability (Note 12)		237	187
Environmental provisions, net of current portion		95	83
Workforce reduction provisions, net of current portion (A)		39	53
Deferred credits and other		405	507
		$1,353	$1,422

A. Workforce reduction provisions
The workforce reduction provisions, which relate to job reductions of prior years, including job reductions from the integration of acquired companies, are mainly comprised of payments related to severance, early retirement incentives and bridging to early retirement, the majority of which will be disbursed within the next four years. In 2008, net charges and adjustments increased the provisions by $6 million ($6 million for the year ended December 31, 2007).  Payments have reduced the provisions by $22 million for the year ended December 31, 2008 ($31 million for the year ended December 31, 2007).  As at December 31, 2008, the aggregate provisions, including the current portion, amounted to $56 million ($72 million as at December 31, 2007).

Notes to Consolidated Financial Statements U.S. GAAP

9 – Long-term debt

			U.S. dollar-denominated amount
				December 31,
In millions		Maturity		2008	2007
Debentures and notes: (A)

Canadian National series:
4.25%	5-year notes (B)	Aug. 1, 2009	$300	$365	$297
6.38%	10-year notes (B)	Oct. 15, 2011	400	487	397
4.40%	10-year notes (B)	Mar. 15, 2013	400	487	397
4.95%	6-year notes (B)	Jan. 15, 2014	325	396	-
5.80%	10-year notes (B)	June 1, 2016	250	305	248
5.85%	10-year notes (B)	Nov. 15, 2017	250	305	248
5.55%	10-year notes (B)	May 15, 2018	325	396	-
6.80%	20-year notes (B)	July 15, 2018	200	244	198
7.63%	30-year debentures	May 15, 2023	150	183	149
6.90%	30-year notes (B)	July 15, 2028	475	578	471
7.38%	30-year debentures (B)	Oct. 15, 2031	200	244	198
6.25%	30-year notes (B)	Aug. 1, 2034	500	609	496
6.20%	30-year notes (B)	June 1, 2036	450	548	446
6.71%	Puttable Reset Securities PURSSM (B)	July 15, 2036	250	305	248
6.38%	30-year debentures (B)	Nov. 15, 2037	300	365	297

Illinois Central series:
6.63%	10-year notes	June 9, 2008	20	-	20
5.00%	99-year income debentures	Dec. 1, 2056	7	9	7
7.70%	100-year debentures	Sept. 15, 2096	125	152	124

Wisconsin Central series:
6.63%	10-year notes	April 15, 2008	150	-	149
				5,978	4,390
BC Rail series:
Non-interest bearing 90-year subordinated notes (C)		July 14, 2094	-	842	842
Total debentures and notes				6,820	5,232
Other:
Commercial paper (D) (E)				626	122
Capital lease obligations and other (F)				1,320	1,114
Total other				1,946	1,236
				8,766	6,468
Less:
Net unamortized discount				855	851
Total debt				7,911	5,617

Less:
Current portion of long-term debt				506	254
				$7,405	$5,363

Notes to Consolidated Financial Statements U.S. GAAP

A. The Company’s debentures, notes and revolving credit facility are unsecured.

B. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

C. The Company records these notes as a discounted debt of $7 million, using an imputed interest rate of 5.75%.  The discount of $835 million is included in the net unamortized discount.

D. The Company has a U.S.$1 billion revolving credit facility expiring in October 2011. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance.  As at December 31, 2008, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2007) and had letters of credit drawn of $181 million ($57 million as at December 31, 2007).

E. The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent.  Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility.  As at December 31, 2008, the Company had total borrowings of $626 million, of which $256 million was denominated in Canadian dollars and $370 million was denominated in U.S. dollars (U.S.$303 million).  The weighted-average interest rate on these borrowings was 2.42%.  As at December 31, 2007, the Company had total borrowings of $122 million, of which $114 million was denominated in Canadian dollars and $8 million was denominated in U.S. dollars (U.S.$8 million).  The weighted-average interest rate on these borrowings was 5.01%.

F. During 2008, the Company recorded $117 million in assets acquired through equipment leases ($301 million in 2007, of which $211 million related to assets acquired through equipment leases and $90 million to a leaseback of the Central Station Complex as described in Note 5), for which $121 million was recorded in debt.
Interest rates for capital lease obligations range from approximately 2.1% to 7.9% with maturity dates in the years 2009 through 2037. The imputed interest on these leases amounted to $525 million as at December 31, 2008 and $515 million as at December 31, 2007.
The capital lease obligations are secured by properties with a net carrying amount of $1,245 million as at December 31, 2008 and $1,241 million as at December 31, 2007.

G. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2008, for the next five years and thereafter, are as follows:

In millions

2009 (1)	$506
2010	95
2011	1,248
2012	39
2013	581
2014 and thereafter	5,442
(1)	Includes $139 million of capital lease obligations.

H. The aggregate amount of debt payable in U.S. currency as at December 31, 2008 was U.S.$6,069 million (Cdn$7,392 million) and U.S.$5,280 million (Cdn$5,234 million) as at December 31, 2007.

Notes to Consolidated Financial Statements U.S. GAAP

I. The Company has U.S.$1.85 billion available under its currently effective shelf prospectus and registration statement, expiring in January 2010, providing for the issuance of debt securities in one or more offerings.

10 – Capital stock

A. Authorized capital stock
The authorized capital stock of the Company is as follows:
• Unlimited number of Common Shares, without par value
• Unlimited number of Class A Preferred Shares, without par value, issuable in series
• Unlimited number of Class B Preferred Shares, without par value, issuable in series

B. Issued and outstanding common shares
During 2008, the Company issued 2.4 million shares (3.0 million shares in 2007 and 5.1 million shares in 2006) related to stock options exercised.  The total number of common shares issued and outstanding was 468.2 million as at December 31, 2008.

C. Share repurchase programs
On July 21, 2008, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 25.0 million common shares between July 28, 2008 and July 20, 2009 pursuant to a normal course issuer bid, at prevailing market prices or such other prices as may be permitted by the Toronto Stock Exchange.
As at December 31, 2008, under this current share repurchase program, the Company repurchased 6.1 million common shares for $331 million, at a weighted-average price of $54.42 per share.

In June 2008, the Company ended its 33.0 million share repurchase program, which began on July 26, 2007, repurchasing a total of 31.0 million common shares for $1,588 million, at a weighted-average price of $51.22 per share.  Of this amount,  13.3 million common shares were repurchased in 2008 for $690 million, at a weighted-average price of $51.91 per share and 17.7 million common shares were repurchased in 2007 for $897 million, at a weighted-average price of $50.70 per share.

11 – Stock plans

The Company has various stock-based incentive plans for eligible employees.  A description of the Company’s major plans is provided below:

A.       Employee Share Investment Plan
The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% of their gross salaries to purchase shares of the Company’s common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries.
The number of participants holding shares at December 31, 2008 was 14,114 (13,385 at December 31, 2007 and 12,590 at December 31, 2006). The total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, was 1.5 million in 2008 and 1.3 million in each of 2007 and 2006, resulting in a pre-tax charge to income of $18 million, $16 million and $15 million for the years ended December 31, 2008, 2007 and 2006, respectively.

B.     Stock-based compensation plans
Compensation cost for awards under all stock-based compensation plans was $27 million, $62 million and $79 million for the years ended December 31, 2008, 2007 and 2006, respectively.  The total tax benefit recognized in income in relation to stock-based compensation expense for the years ended December 31, 2008, 2007 and 2006 was $7 million, $23 million and $22 million, respectively.

Notes to Consolidated Financial Statements U.S. GAAP

(i)     Cash settled awards
Restricted share units
The Company has granted restricted share units (RSUs), 0.7 million in 2008, 0.7 million in 2007, and 0.8 million in 2006, to designated management employees entitling them to receive payout in cash based on the Company’s share price.  The RSUs granted are generally scheduled for payout after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital (ROIC) over the plan period.  Payout is conditional upon the attainment of a minimum share price, calculated using the average of the last three months of the plan period.  For the 2006 grant, the target related to ROIC was exceeded. The Human Resources and Compensation Committee approved payout as permitted under the terms of the plan agreement, after considering that the ROIC target was exceeded and that the minimum share price condition was not met by a marginal amount.  As such, the RSUs vested on December 31, 2008, resulting in a payout in February 2009 of $51 million, calculated using the Company’s average share price during the 20-day period ending on January 31, 2009.

Vision 2008 Share Unit Plan (Vision)
In the first quarter of 2005, the Board of Directors of the Company approved a special share unit plan with a four-year term to December 31, 2008, granting 0.9 million units to designated senior management employees to receive cash payout in January 2009.  Based on the award agreement, the share units would vest conditionally upon the attainment of a target relating to the Company’s share price during the six-month period ending December 31, 2008. Payout would be conditional upon the attainment of targets relating to both the Company’s return on invested capital over the four-year period and to the average share price during the 20-day period ending on December 31, 2008.  At December 31, 2008, the units partially vested, however, the payout condition related to the Company’s share price was not met. As such, no payout occurred and the units were subsequently cancelled.

Voluntary Incentive Deferral Plan
The Company has a Voluntary Incentive Deferral Plan (VIDP), providing eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in deferred share units (DSUs). A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment.  For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of four years.  The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant's vested DSUs is sufficient to meet the Company's stock ownership guidelines. The value of each participant’s DSUs is payable in cash at the time of cessation of employment. The Company’s liability for DSUs is marked-to-market at each period-end based on the Company’s closing stock price.

The following table provides the 2008 activity for all cash settled awards:

	RSUs			Vision		VIDP
In millions	Nonvested	Vested		Nonvested	Vested	Nonvested	Vested
Outstanding at December 31, 2007	1.6	0.9	(1)	0.8	-	0.2	1.9
Granted	0.7	-		-	-	-	-
Forfeited	(0.1)	-		-	-	-	-
Vested during period	(0.9)	0.9		-	-	(0.1)	0.1
Payout	-	(0.9)		-	-	-	(0.2)
Cancelled	-	-		(0.8)	-	-	-
Outstanding at December 31, 2008	1.3	0.9	(1)	-	-	0.1	1.8
(1) Includes 0.1 million of 2004 time-vested RSUs.

Notes to Consolidated Financial Statements U.S. GAAP

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated	RSUs (1)					Vision (1)	VIDP (2)	Total
							2003
Year of grant	2008	2007	2006	2005	2004	2005	onwards

Stock-based compensation expense (recovery)
recognized over requisite service period
Year ended December 31, 2008	$8	$(2)	$24	N/A	$3	$(10)	$(10)	$13
Year ended December 31, 2007	N/A	$11	$8	$14	$5	$2	$11	$51
Year ended December 31, 2006	N/A	N/A	$21	$19	$6	$8	$11	$65

Liability outstanding
December 31, 2008	$8	$9	$53	N/A	$3	$-	$88	$161
December 31, 2007	N/A	$11	$29	$48	$4	$8	$95	$195

Fair value per unit
December 31, 2008 (3)	$20.95	$16.53	$44.78	N/A	$42.47	$-	$44.78	N/A

Fair value of awards vested during period
Year ended December 31, 2008	$-	$-	$53	N/A	$3	$-	$4	$60
Year ended December 31, 2007	N/A	$-	$1	$48	$9	$-	$5	$63
Year ended December 31, 2006	N/A	N/A	$-	$-	$4	$-	$5	$9

Nonvested awards at December 31, 2008
Unrecognized compensation cost	$5	$2	$-	N/A	$-	N/A	$3	$10
Remaining recognition period (years)	2.0	1.0	N/A	N/A	N/A	N/A	3.0	N/A

Assumptions (4)
Stock price ($)	$44.78	$44.78	$44.78	N/A	$42.47	N/A	$44.78	N/A
Expected stock price volatility (5)	29%	33%	N/A	N/A	N/A	N/A	N/A	N/A
Expected term (years) (6)	2.0	1.0	N/A	N/A	N/A	N/A	N/A	N/A
Risk-free interest rate (years) (7)	1.09%	0.85%	N/A	N/A	N/A	N/A	N/A	N/A
Dividend rate ($) (8)	$0.92	$0.92	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein, except for time-vested RSUs.

(2)	Compensation cost is based on intrinsic value.

(3)	2004 RSUs calculated based on the Company's average share price during the 20-day period ending on December 31, 2008.

(4)	Assumptions used to determine fair value are at December 31, 2008.

(5)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(6)	Represents the remaining period of time that awards are expected to be outstanding.

(7)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(8)	Based on the annualized dividend rate.

(ii)      Stock option awards
The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2008, 13.5 million common shares remained authorized for future issuances under these plans.

Notes to Consolidated Financial Statements U.S. GAAP

Options issued by the Company include conventional options, which vest over a period of time; performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlevered return on investment; and performance-accelerated options, which vest on the sixth anniversary of the grant or prior if certain Company targets relating to return on investment and revenues are attained.  As at December 31, 2008, the Company’s performance and performance-accelerated stock options were fully vested.
For 2008, 2007 and 2006, the Company granted 0.9 million, 0.9 million and 1.1 million, respectively, of conventional stock options to designated senior management employees that vest over a period of four years of continuous employment.
The total number of options outstanding at December 31, 2008, for conventional, performance and performance-accelerated options was 9.7 million,  0.2 million and  3.3 million, respectively.
The following table provides the activity of stock option awards during 2008, and for options outstanding and exercisable at December 31, 2008, the weighted-average exercise price.

	Options outstanding		Nonvested options
		Weighted-		Weighted-
	Number of	average	Number of	average grant
	options	exercise price	options	date fair value
	In millions		In millions
Outstanding at December 31, 2007 (1)	14.7	$24.55	2.3	$12.34
Granted	0.9	$48.51	0.9	$12.44
Exercised	(2.4)	$18.59	N/A	N/A
Vested	N/A	N/A	(0.8)	$11.81
Outstanding at December 31, 2008 (1)	13.2	$29.05	2.4	$12.54
Exercisable at December 31, 2008 (1)	10.8	$24.08	N/A	N/A

(1)		Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

The following table provides the number of stock options outstanding and exercisable as at December 31, 2008 by range of exercise price and their related intrinsic value, and for options outstanding, the weighted-average years to expiration.  The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the amount that would have been received by option holders had they exercised their options on December 31, 2008 at the Company’s closing stock price of $44.78.

				Options outstanding				Options exercisable
Range of exercise prices				Number of options	Weighted-average years to expiration	Weighted-average exercise price	Aggregate intrinsic value	Number of options	Weighted-average exercise price	Aggregate intrinsic value
				In millions			In millions	In millions		In millions

	$11.42	-	$13.18	0.9	1.1	$11.68	$29	0.9	$11.68	$29
	$13.54	-	$19.83	1.8	1.9	$16.49	51	1.8	$16.49	51
	$20.27	-	$27.07	6.5	3.5	$23.00	141	6.5	$23.00	141
	$35.26	-	$42.24	1.2	6.1	$35.90	11	0.9	$35.90	8
	$45.18	-	$65.67	2.8	8.0	$54.00	-	0.7	$53.55	-
Balance at December 31, 2008 (1)				13.2	4.3	$29.05	$232	10.8	$24.08	$229

(1)
Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2008, the total number of in-the-money stock options outstanding was 10.4 million with a weighted-average exercise price of $22.40.  The weighted-average years to expiration of exercisable stock options is 3.5 years.

Notes to Consolidated Financial Statements U.S. GAAP

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2008	2007	2006	2005	Prior to 2005	Total

Stock-based compensation expense
recognized over requisite service period (1)
Year ended December 31, 2008	$7	$2	$2	$3	$-	$14
Year ended December 31, 2007	N/A	$6	$2	$3	$-	$11
Year ended December 31, 2006	N/A	N/A	$8	$3	$3	$14

Fair value per unit
At grant date ($)	$12.44	$13.36	$13.80	$9.19	$8.61	N/A

Fair value of awards vested during period
Year ended December 31, 2008	$-	$3	$3	$3	$-	$9
Year ended December 31, 2007	N/A	$-	$4	$3	$-	$7
Year ended December 31, 2006	N/A	N/A	$-	$3	$34	$37

Nonvested awards at December 31, 2008
Unrecognized compensation cost	$4	$3	$2	$-	$-	$9
Remaining recognition period (years)	3.1	2.1	1.1	0.1	-	N/A

Assumptions
Grant price ($)	$48.51	$52.79	$51.51	$36.33	$23.59	N/A
Expected stock price volatility (2)	27%	24%	25%	25%	30%	N/A
Expected term (years) (3)	5.3	5.2	5.2	5.2	6.2	N/A
Risk-free interest rate (4)	3.58%	4.12%	4.04%	3.50%	5.13%	N/A
Dividend rate ($) (5)	$0.92	$0.84	$0.65	$0.50	$0.30	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.

(2)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(3)
Represents the period of time that awards are expected to be outstanding.  The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5) Based on the annualized dividend rate.

The following table provides information related to options exercised during the years ended December 31, 2008, 2007 and 2006:

In millions	Year ended December 31,	2008	2007	2006

Total intrinsic value		$81	$105	$156
Cash received upon exercise of options		$44	$61	$101
Related tax benefits realized		$10	$16	$19

(iii) Stock price volatility
Compensation cost for the Company’s RSU plans is based on the fair value of the awards at period end using the lattice-based valuation model for which a primary assumption is the Company’s share price. In addition, the Company’s liability for the VIDP is marked-to-market at period-end and, as such, is also reliant on the Company’s share price. Fluctuations in the Company’s share price cause volatility to stock-based compensation expense as recorded in earnings.

Notes to Consolidated Financial Statements U.S. GAAP

The Company does not currently hold any derivative financial instruments to manage this exposure. A $1 increase in the Company’s share price at December 31, 2008 would have increased stock-based compensation expense by $4 million whereas a $1 decrease in the price would have reduced it by $6 million.

12 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions.  The Company also has a postretirement benefit plan which provides life insurance, medical benefits and free rail travel benefits during retirement. These benefits are funded as they become due. The information in the tables that follow pertains to all such plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan (the Plan), unless otherwise specified.

A.     Description of the Plan
The Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain/loss sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Canadian National Railways Pension Trust Funds (CN Pension Trust Funds). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Funds and ensuring that the Company, as Administrator, complies with the provisions of the Plan and the related legislation. The Company utilizes a measurement date of December 31 for the Plan.

B.     Funding policy
Employee contributions to the Plan are determined by the plan rules.  Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans.  The latest actuarial valuation of the Plan was conducted as at December 31, 2007 and indicated a funding excess.  Based on this actuarial valuation, total contributions for all of the Company’s pension plans are expected to be approximately $130 million in each of 2009 and 2010.  All of the Company’s contributions are expected to be in the form of cash.

C.     Description of fund assets
The assets of the Plan are accounted for separately in the CN Pension Trust Funds and consist of cash and short-term investments, bonds, mortgages, Canadian and foreign equities, real estate, and other assets.  The assets of the Plan have a fair market value of $12,940 million as at December 31, 2008 ($15,208 million at December 31, 2007).  The Plan’s target percentage allocation and weighted-average asset allocations as at December 31, 2008 and 2007, by asset category are as follows:

	Target	December 31,
Plan assets by category	allocation	2008	2007

Equity securities	53%	41%	51%
Debt securities	40%	39%	34%
Real estate	4%	2%	2%
Other	3%	18%	13%
	100%	100%	100%

Notes to Consolidated Financial Statements U.S. GAAP

The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company.  The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the long-term return on plan assets to fluctuate materially from related capital market indices.  The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities.  The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures.  The Plan does not invest in the securities of the Company or its subsidiaries.

D.    Other disclosures pursuant to SFAS No. 158 requirements

(i) Obligations and funded status
		Pensions		Other postretirement benefits

In millions	Year ended December 31,	2008	2007	2008	2007

Change in benefit obligation
Benefit obligation at beginning of year		$14,419	$14,545	$266	$286
Amendments		-	-	6	12
Adoption of SFAS No. 158 measurement date provision (Note 2)		-	3	-	2
Interest cost		801	742	15	15
Actuarial gain		(2,274)	(195)	(23)	(7)
Service cost		136	150	4	5
Curtailment gain		-	-	(13)	(9)
Plan participants’ contributions		52	54	-	-
Foreign currency changes		45	(33)	23	(21)
Benefit payments and transfers		(853)	(847)	(18)	(17)
Benefit obligation at end of year		$12,326	$14,419	$260	$266

Component representing future salary increases		(397)	(618)	-	-
Accumulated benefit obligation at end of year		$11,929	$13,801	$260	$266

Change in plan assets
Fair value of plan assets at beginning of year		$16,000	$15,625	$-	$-
Employer contributions		127	75	-	-
Plan participants’ contributions		52	54	-	-
Foreign currency changes		27	(26)	-	-
Actual return on plan assets		(1,742)	1,119	-	-
Benefit payments and transfers		(853)	(847)	-	-
Fair value of plan assets at end of year		$13,611	$16,000	-	-

Funded (unfunded) status (Excess of fair value of plan assets over
benefit obligation at end of year)		$1,285	$1,581	$(260)	$(266)

Measurement date for all plans is December 31.

(ii) Amounts recognized in the Consolidated Balance Sheet
		Pensions		Other postretirement benefits
In millions	December 31,	2008	2007	2008	2007

Noncurrent assets (Note 6)		$1,522	$1,768	$-	$-
Current liabilities (Note 7)		-	-	(19)	(18)
Noncurrent liabilities (Note 8)		(237)	(187)	(241)	(248)
Total amount recognized		$1,285	$1,581	$(260)	$(266)

Notes to Consolidated Financial Statements U.S. GAAP
(iii) Amounts recognized in Accumulated other comprehensive loss (Note 19)
		Pensions		Other postretirement benefits
In millions	December 31,	2008	2007	2008	2007
Net actuarial gain		$551	$1,039	$61	$27
Prior service cost		$-	$(19)	$(9)	$(8)

(iv) Information for the pension plan with an accumulated benefit obligation in excess of plan assets
		Pensions		Other postretirement benefits
In millions	December 31,	2008	2007	2008	2007
Projected benefit obligation		$365	$266	N/A	N/A
Accumulated benefit obligation		$327	$229	N/A	N/A
Fair value of plan assets		$128	$79	N/A	N/A

(v) Components of net periodic benefit cost (income)
		Pensions			Other postretirement benefits
In millions	Year ended December 31,	2008	2007	2006	2008	2007	2006

	Service cost	$136	$150	$146	$4	$5	$4
	Interest cost	801	742	713	15	15	16
	Curtailment gain	-	-	-	(7)	(4)	-
	Expected return on plan assets	(1,004)	(935)	(903)	-	-	-
	Amortization of prior service cost	19	19	19	2	2	2
	Recognized net actuarial loss (gain)	-	53	91	(2)	(4)	(5)
	Net periodic benefit cost (income)	$(48)	$29	$66	$12	$14	$17

    The estimated prior service cost and net actuarial loss for defined benefit pension plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are nil and $6 million, respectively.

    The estimated prior service cost and net actuarial gain for other postretirement benefits that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $2 million and $4 million, respectively.

(vi) Weighted-average assumptions used in accounting for pensions and other postretirement benefits
		Pensions			Other postretirement benefits
	December 31,	2008	2007	2006	2008	2007	2006

	To determine benefit obligation
	Discount rate	7.42%	5.53%	5.12%	6.84%	5.84%	5.44%
	Rate of compensation increase	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

	To determine net periodic benefit cost
	Discount rate	5.53%	5.12%	5.00%	5.84%	5.44%	5.30%
	Rate of compensation increase	3.50%	3.50%	3.75%	3.50%	3.50%	3.75%
	Expected return on plan assets	8.00%	8.00%	8.00%	N/A	N/A	N/A

Notes to Consolidated Financial Statements U.S. GAAP

To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers its past experience and future estimates of long-term investment returns, the expected composition of the plans' assets as well as the expected long-term market returns in the future.
Effective January 1, 2009, the Company will reduce the expected long-term rate of return on plan assets from 8.00% to 7.75% to reflect management's current view of long-term investment returns. The effect of this change in management's assumption will be to decrease net periodic benefit income in 2009 by approximately $17 million.

The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately.

(vii)Health care cost trend rate for other postretirement benefits
For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 12% for each of 2008 and 2009.  It is assumed that the rate will decrease gradually to 4.5% in 2028 and remain at that level thereafter.

Assumed health care costs have a significant effect on the amounts reported for the health care plan.  A one-percentage-point change in the assumed health care cost trend would have the following effect:

In millions		One-percentage-point
		Increase	Decrease

Effect on total service and interest costs		$1	$(1)
Effect on benefit obligation		$16	$(14)

(viii) Estimated future benefit payments
In millions	Pensions	Other postretirement benefits

2009	$894		$20
2010	922		21
2011	952		21
2012	980		21
2013	1,005		22
Years 2014 to 2018	5,363		123

13 – Other income

In millions	Year ended December 31,	2008	2007	2006

Gain on disposal of properties		$22	$14	$16
Gain on disposal of Central Station Complex (Note 5)		-	92	-
Gain on disposal of investment in EWS (Note 6)		-	61	-
Equity in earnings of EWS (Note 6)		-	5	(6)
Net real estate costs		(10)	(6)	(12)
Costs related to the Accounts receivable securitization program (Note 4)		(10)	(24)	(12)
Foreign exchange gain (loss)		(14)	24	18
Other		38	-	7
		$26	$166	$11

Notes to Consolidated Financial Statements U.S. GAAP

14 – Income taxes

The Company’s consolidated effective income tax rate differs from the Canadian statutory Federal tax rate. The reconciliation of income tax expense is as follows:

In millions	Year ended December 31,	2008	2007	2006

Federal tax rate		19.5%	22.1%	22.1%

Income tax expense at the statutory Federal tax rate		$(496)	$(598)	$(603)

Income tax (expense) recovery resulting from:
Provincial and other taxes		(304)	(318)	(354)
Deferred income tax adjustments due to rate enactments		23	317	228
Other (1)		127	51	87
Income tax expense		$(650)	$(548)	$(642)
Cash payments for income taxes		$425	$867	$307
(1)	Comprises adjustments relating to the resolution of matters pertaining to prior years' income taxes, including net recognized tax benefits, and other items.

The following table provides tax information for Canada and the United States:

In millions	Year ended December 31,	2008	2007	2006

Income before income taxes
Canada		$1,976	$1,983	$2,009
U.S.		569	723	720
		$2,545	$2,706	$2,729

Current income tax expense
Canada		$(316)	$(418)	$(440)
U.S.		(104)	(212)	(199)
		$(420)	$(630)	$(639)

Deferred income tax recovery (expense)
Canada		$(153)	$141	$102
U.S.		(77)	(59)	(105)
		$(230)	$82	$(3)

Notes to Consolidated Financial Statements U.S. GAAP

Significant components of deferred income tax assets and liabilities are as follows:

In millions	December 31,	2008	2007

Deferred income tax assets
Workforce reduction provisions		$16	$22
Personal injury claims and other reserves		177	146
Other postretirement benefits liability		87	85
Losses and tax credit carryforwards		48	24
		328	277
Deferred income tax liabilities
Net pension asset		352	429
Properties and other		5,389	4,688
		5,741	5,117
Total net deferred income tax liability		$5,413	$4,840

Total net deferred income tax liability
Canada		$2,113	$2,191
U.S.		3,300	2,649
		$5,413	$4,840
Total net deferred income tax liability		$5,413	$4,840
Net current deferred income tax asset		98	68
Long-term deferred income tax liability		$5,511	$4,908

It is more likely than not that the Company will realize the majority of its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and losses and tax credit carryforwards are utilized.  At December 31, 2008, the Company had approximately $20 million in operating loss carryforwards available to reduce future taxable income.  The Company has not recognized a deferred tax asset ($150 million at December 31, 2008) on the foreign exchange loss recorded in Accumulated other comprehensive loss on its permanent investment in U.S. rail subsidiaries, as the Company does not expect this temporary difference to reverse in the foreseeable future.
The Company recognized tax credits of $4 million in each of 2008, 2007 and 2006 for eligible research and development expenditures, which reduced the cost of properties.

Notes to Consolidated Financial Statements U.S. GAAP

The following table provides reconciliation for unrecognized tax benefits for Canada and the United States:

In millions

Gross unrecognized tax benefits as at January 1, 2008	$158
Additions:
Tax positions related to the current year	2
Tax positions related to prior years	11
Interest accrued on tax positions	6

Deductions:
Tax positions related to prior years	(31)
Interest accrued on tax positions	(30)
Settlements	(37)
Gross unrecognized tax benefits as at December 31, 2008	$79
Adjustments to reflect tax treaties and other arrangements	(38)
Net unrecognized tax benefits as at December 31, 2008	$41

At December 31, 2008, the total amount of gross unrecognized tax benefits was $79 million, before considering tax treaties and other arrangements between taxation authorities, of which $19 million related to accrued interest and penalties.  If recognized, all of the net unrecognized tax benefits would affect the effective tax rate.
It is expected that the amount of unrecognized tax benefits will change in the next twelve months; however, the Company does not expect the change to have a significant impact on the results of operations or the financial position of the Company.
The Company recognizes interest accrued and penalties related to unrecognized tax benefits in Income tax expense in the Company’s Consolidated Statement of Income.
In Canada, the federal income tax returns filed for the years 2004 to 2007 and the provincial income tax returns filed for the years 2003 to 2007 remain subject to examination by the taxation authorities.  In the U.S., the income tax returns filed for the years 2004 to 2007 remain subject to examination by the taxation authorities.

15 – Segmented information

The Company manages its operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the United States.  Financial information reported at this level, such as revenues, operating income, and cash flow from operations, is used by corporate management, including the Company’s chief operating decision-maker, in evaluating financial and operational performance and allocating resources across CN’s network.
The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region).  Corporate management is responsible for, among others, CN’s marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury.
The role of each region is to manage the day-to-day service requirements within their respective territories and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met.  The regions execute the overall corporate strategy and operating plan established by corporate management, as their management of throughput and control of direct costs does not serve as the platform for the Company’s decision-making process.  Approximately 91% of the Company’s freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/or terminate in another region.

Notes to Consolidated Financial Statements U.S. GAAP

The regions also demonstrate common characteristics in each of the following areas:
    (i)    each region’s sole business activity is the transportation of freight over the Company’s extensive rail network;
    (ii)   the regions service national accounts that extend over the Company’s various commodity groups and across its rail network;
    (iii)  the services offered by the Company stem predominantly from the transportation of freight by rail with the goal of optimizing the rail network as a whole;
    (iv)   the Company and its subsidiaries, not its regions, are subject to single regulatory regimes in both Canada and the U.S.
For the reasons mentioned herein, the Company reports as one operating segment.

The following tables provide information by geographic area:

In millions	Year ended December 31,	2008	2007	2006

Revenues
Canada		$5,632	$5,265	$5,293
U.S.		2,850	2,632	2,636
		$8,482	$7,897	$7,929

In millions	Year ended December 31,	2008	2007	2006

Net income
Canada		$1,507	$1,706	$1,671
U.S.		388	452	416
		$1,895	$2,158	$2,087

In millions	December 31,		2008	2007

Properties
Canada			$12,377	$11,777
U.S.			10,826	8,636
			$23,203	$20,413

Notes to Consolidated Financial Statements U.S. GAAP

16 – Earnings per share

	Year ended December 31,	2008	2007	2006

Basic earnings per share		$3.99	$4.31	$3.97
Diluted earnings per share		$3.95	$4.25	$3.91

The following table provides a reconciliation between basic and diluted earnings per share:

In millions	Year ended December 31,	2008	2007	2006

Net income		$1,895	$2,158	$2,087

Weighted-average shares outstanding		474.7	501.2	525.9
Effect of stock options		5.3	6.8	8.4
Weighted-average diluted shares outstanding		480.0	508.0	534.3

For the years ended December 31, 2008, 2007 and 2006, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, were  0.3 million,  0.1 million and 0.2 million, respectively.

17 – Major commitments and contingencies

A. Leases
The Company has operating and capital leases, mainly for locomotives, freight cars and intermodal equipment.  Of the capital leases, many provide the option to purchase the leased items at fixed values during or at the end of the lease term.  As at December 31, 2008, the Company’s commitments under these operating and capital leases were $876 million and $1,837 million, respectively. Minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more and minimum lease payments for capital leases in each of the next five years and thereafter are as follows:

In millions	Operating	Capital

2009	$166	$207
2010	134	158
2011	112	199
2012	87	96
2013	65	145
2014 and thereafter	312	1,032
	$876	1,837
Less: imputed interest on capital leases at rates ranging from approximately 2.1% to 7.9%		525
Present value of minimum lease payments included in debt		$1,312

The Company also has operating lease agreements for its automotive fleet with minimum one-year non-cancelable terms for which its practice is to renew monthly thereafter.  The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.
Rent expense for all operating leases was $202 million, $207 million and $202 million for the years ended December 31, 2008, 2007 and 2006, respectively.  Contingent rentals and sublease rentals were not significant.

Notes to Consolidated Financial Statements U.S. GAAP

B. Other commitments
As at December 31, 2008, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $1,006 million.  The Company also has agreements with fuel suppliers to purchase approximately 82% of the estimated remaining 2009 volume and 32% of its anticipated 2010 volume, at market prices prevailing on the date of the purchase.

C. Contingencies
The Company becomes involved, from time to time, in various legal actions seeking compensatory, and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by derailments or other accidents.
Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.  For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.
At December 31, 2008, 2007 and 2006, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2008	2007	2006
Balance January 1	$196	$195	$205
Accruals and other	42	41	60
Payments	(49)	(40)	(70)
Balance December 31	$189	$196	$195

United States
Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry.  The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost.
In 2008, 2007 and 2006, the Company recorded net reductions to its provision for U.S. personal injury and other claims pursuant to the results of external actuarial studies of $28 million, $97 million and $62 million, respectively. The reductions were mainly attributable to decreases in the Company’s estimates of unasserted claims and costs related to asserted claims as a result of its ongoing risk mitigation strategy focused on prevention, mitigation of claims and containment of injuries, lower settlements for existing claims and reduced severity relating to non-occupational disease claims.
Due to the inherent uncertainty involved in projecting future events related to occupational diseases, which include but are not limited to, the number of expected claims, the average cost per claim and the legislative and judicial environment, the Company’s future obligations may differ from current amounts recorded.

Notes to Consolidated Financial Statements U.S. GAAP

At December 31, 2008, 2007 and 2006, the Company’s provision for U.S. personal injury and other claims was as follows:

In millions	2008	2007	2006
Balance January 1	$250	$407	$452
Accruals and other	57	(111)	(8)
Payments	(42)	(46)	(37)
Balance December 31	$265	$250	$407

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2008, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

D.    Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination.  A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company has identified approximately 345 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law.  CERCLA and similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct.  The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.  The ultimate cost of addressing these known contaminated sites cannot be definitely established, given that the environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability.  A liability is initially recorded when environmental assessments occur and/or remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.  Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted, is recorded net of potential and actual insurance recoveries, and includes costs for remediation and restoration of sites, as well as significant monitoring costs.  Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates.  In 2005, the Company had incurred a liability related to a derailment at Wabamun Lake, Alberta.  Over the last three years, this liability was adjusted for additional environmental and legal claims and reduced by payments made pursuant to the clean-up performed.  At December 31, 2008, the majority of the clean-up work has been completed and the remaining costs are expected to be minimal.  At December 31, 2008, the Company has an amount receivable for the remaining estimated recoveries from the Company’s insurance carriers who covered substantially all expenses related to the derailment above the self-insured retention of $25 million, which was recorded in operating expenses in 2005.

Notes to Consolidated Financial Statements U.S. GAAP

At December 31, 2008, 2007 and 2006, the Company’s provision for specific environmental sites was as follows:

In millions	2008	2007	2006
Balance January 1	$111	$131	$124
Accruals and other	29	(1)	17
Payments	(15)	(19)	(10)
Balance December 31	$125	$111	$131

The Company anticipates that the majority of the liability at December 31, 2008 will be paid out over the next five years. However, some costs may be paid out over a longer period.  No individual site is considered to be material.  Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years, based on known information, newly discovered facts, changes in law, the possibility of spills and releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)    the lack of specific technical information available with respect to many sites;
(ii)   the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii) the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)  the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial condition or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment.  As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance
The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property.  Operating expenses amounted to $10 million in 2008 ($10 million in 2007 and $10 million in 2006).  In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fuelling stations and wastewater and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes.  Other capital expenditures relate to assessing and remediating certain impaired properties.  The Company’s environmental capital expenditures amounted to $9 million in 2008, $14 million in 2007 and $18 million in 2006. The Company expects to incur capital expenditures relating to environmental matters of approximately $17 million in 2009, $14 million in 2010 and $13 million in 2011.

Notes to Consolidated Financial Statements U.S. GAAP

E.   Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement.  These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified.  In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2009 and 2020, for the benefit of the lessor.  If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall.  At December 31, 2008, the maximum exposure in respect of these guarantees was $164 million.  There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations.  As at December 31, 2008, the maximum potential liability under these guarantees was $500 million, of which $415 million was for workers’ compensation and other employee benefits and $85 million was for equipment under leases and other. During 2008, the Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.
As at December 31, 2008, 2007 and 2006, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees.  The majority of the guarantee instruments mature at various dates between 2009 and 2011.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others.  Indemnifications are found in various types of contracts with third parties which include, but are not limited to:
     (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)  contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)  contracts for the sale of assets and securitization of accounts receivable;
(d)  contracts for the acquisition of services;
(e)   financing agreements;
(f)    trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)   transfer agent and registrar agreements in respect of the Company’s securities;
(h)   trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement

Notes to Consolidated Financial Statements U.S. GAAP

        compensation arrangements;
(i)   pension transfer agreements;
(j)   master agreements with financial institutions governing derivative transactions; and
(k)  settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements.

      To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate.  Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material.  However, such exposure cannot be determined with certainty.
The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty.  As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded.  There are no recourse provisions to recover any amounts from third parties.

18 – Financial instruments

A. Risk management
In the normal course of business, the Company is exposed to various risks such as credit risk, commodity price risk, interest rate risk, foreign currency risk, and liquidity risk. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company’s Audit Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not use them for trading purposes. At December 31, 2008, the Company did not have any derivative financial instruments outstanding.

(i) Credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer.  Although, the Company believes there are no significant concentrations of credit risk, the current economic conditions in the market have resulted in an increase in the Company’s credit risk.  To manage its credit risk, the Company’s focus is on keeping the average daily sales outstanding within a reasonable range, working with customers to ensure timely payments, and in certain cases, requiring financial security through letters of credit.

(ii) Fuel
The Company is exposed to commodity risk related to purchases of fuel and the potential reduction in net income due to increases in the price of diesel. The impact of variable fuel expense is mitigated substantially through the Company’s fuel surcharge program which apportions incremental changes in fuel prices to shippers within agreed upon guidelines. While this program provides effective coverage, residual exposure remains given that fuel price risk cannot be completely mitigated due to timing and given the volatility in the market. As such, the Company may enter into derivative instruments to mitigate such risk when considered appropriate.
The Company had a hedging program which called for entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance.  However, no additional swap positions were entered into since September 2004.  As such, the Company terminated this program in late 2006.
Since the changes in the fair value of the swap positions were highly correlated to changes in the price of fuel, the hedges were accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments had been recorded in Accumulated other comprehensive loss.

Notes to Consolidated Financial Statements U.S. GAAP

During 2006, the Company’s remaining swap positions matured and were settled.  As a result, the related unrealized gains of $57 million, $39 million after-tax previously recorded in Accumulated other comprehensive loss were reclassified into income as realized gains. Total realized gains from the Company’s fuel hedging activities, which were recorded as a reduction of fuel expense, were $64 million for the year ended December 31, 2006. The Company did not recognize any material gains or losses in 2006 due to hedge ineffectiveness as the Company’s derivative instruments were highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel.

(iii) Interest rate
The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the funded status of the Company’s pension and postretirement plans and to its long-term debt. The Company mainly issues debt subject to fixed interest rates, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates through commercial paper borrowing and capital leases, which exposes the Company to variability in interest expense. To manage its interest rate exposure, the Company manages its borrowings in line with liquidity needs, maturity schedule, currency and interest rate profile. In anticipation of future debt issuance, the Company may enter into forward rate agreements. The Company does not currently hold any derivative financial instruments to manage its interest rate risk.  At December 31, 2008, Accumulated other comprehensive loss included an unamortized gain of $11 million, $8 million after-tax ($11 million, $8 million after-tax at December 31, 2007) relating to treasury lock transactions settled in 2004, which are being amortized over the term of the related debt.

(iv) Foreign currency
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.
All of the Company’s United States (U.S.) operations are self-contained foreign entities with the U.S. dollar as their functional currency. Accordingly, the U.S. operations’ assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss). For the purpose of minimizing volatility of earnings resulting from the conversion of U.S. dollar-denominated long-term debt into the Canadian dollar, the Company designates the U.S. dollar-denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company’s U.S. dollar-denominated long-term debt are recorded in Accumulated other comprehensive loss.
Occasionally, the Company enters into short-term foreign exchange contracts as part of its cash management strategy. At December 31, 2008, the Company did not have any foreign exchange contracts outstanding.

 (v) Liquidity risk
The Company monitors and manages its cash requirements to ensure access to sufficient funds to meet operational and investing requirements.  The Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet, by monitoring its adjusted debt-to-total capitalization and adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) ratios, and preserving a strong credit rating to be able to maintain access to public financing.
The Company’s principal source of liquidity is cash generated from operations, which is supplemented by its accounts receivable securitization program and its commercial paper program, to meet short-term liquidity needs. The Company’s primary uses of funds are for working capital requirements, including income tax installments as they come due and pension contributions, contractual obligations, capital expenditures relating to track infrastructure and other, acquisitions, dividend payouts, and the repurchase of shares through the share buyback program. As such, the Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to maintain a safe railway and strategic initiatives, while keeping in mind its long-term contractual obligations and returning value to its shareholders.

Notes to Consolidated Financial Statements U.S. GAAP

B. Fair value of financial instruments
Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and accrued charges, and Other current liabilities:
The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets:
Investments: The Company has various equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value was estimated based on the Company’s proportionate share of its net assets.

(iii) Long-term debt:
The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2008 and 2007 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	December 31, 2008		December 31, 2007
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments	$24	$127	$24	$95
Financial liabilities
Long-term debt (including current portion)	$7,911	$8,301	$5,617	$5,850

Notes to Consolidated Financial Statements U.S. GAAP

19 – Accumulated other comprehensive loss

The components of Accumulated other comprehensive loss are as follows:

In millions	December 31,	2008	2007

Unrealized foreign exchange loss		$(575)	$(762)
Pension and other postretirement benefit plans		412	723
Derivative instruments		8	8
Accumulated other comprehensive loss		$(155)	$(31)

The components of Other comprehensive income (loss) and the related tax effects are as follows:

In millions	Year ended December 31,	2008	2007	2006
Accumulated other comprehensive loss - Balance at January 1		$(31)	$(44)	$(222)
Other comprehensive income (loss):
Unrealized foreign exchange income (loss) (net of income tax (expense)		187	(307)	(198)
	recovery of $194, $(91), and $(197), for 2008, 2007 and 2006, respectively)
	Pension and other postretirement benefit plans
	(net of income tax (expense) recovery of $125, $(129), and nil,
	for 2008, 2007 and 2006, respectively) (Note 12)	(311)	320	1
	Derivative instruments (net of income tax recovery of nil, $1, and $18,
	for 2008, 2007 and 2006, respectively) (Note 18)	-	-	(39)
Other comprehensive income (loss)		(124)	13	(236)

Adjustment to reflect the funded status of benefit plans (Note 2):
	Net actuarial gain (net of income tax expense of $(200) for 2006)	-	-	434
	Prior service cost (net of income tax recovery of $14 for 2006)	-	-	(31)
	Reversal of minimum pension liability adjustment (net of income
	tax expense of $(6) for 2006)	-	-	11
Accumulated other comprehensive loss - Balance at December 31		$(155)	$(31)	$(44)

20 – Comparative figures Certain figures, previously reported in 2007 and 2006, have been reclassified to conform with the basis of presentation adopted in 2008.

Item 4
Management's Discussion and Analysis U.S. GAAP

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.”  Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges.  Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP).  The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations.  In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance.  The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2008 Annual Consolidated Financial Statements and Notes thereto.

Business profile

CN is engaged in the rail and related transportation business. CN’s network of approximately 21,000 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico.  CN’s extensive network, and its co-production arrangements, routing protocols, marketing alliances, and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.
CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities.  In 2008, no individual commodity group accounted for more than 19% of revenues.  From a geographic standpoint, 19% of revenues came from United States (U.S.) domestic traffic, 31% from transborder traffic, 24% from Canadian domestic traffic and 26% from overseas traffic. The Company is the originating carrier for approximately 87% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the United States as one business segment.  Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network.  The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.
See Note 15 – Segmented information, to the Company’s 2008 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.
CN’s commitment is to create value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers.  By striving for sustainable financial performance through profitable growth, solid free cash flow and a high return on investment, CN seeks to deliver increased shareholder value.

Management's Discussion and Analysis U.S. GAAP

CN has a unique business model, which is anchored on five key principles: providing quality service, controlling costs, focusing on asset utilization, committing to safety, and developing people.  “Precision railroading” is at the core of CN’s business model. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably. Precision railroading demands discipline to execute the trip plan, the relentless measurement of results, and the use of such results to generate further execution improvements.  Precision railroading increases velocity, improves reliability, lowers costs, enhances asset utilization and, ultimately, helps the Company to grow the top line.  It has been a key contributor to CN’s earnings growth and improved return.

Although several industries, including transportation, have been impacted by the global financial crisis, the basic driver of the business remains intact – demand for reliable, efficient, and cost effective transportation. The Company’s focus during these volatile times is to continue to pursue its long-term business plan, maintain a high level of service to customers, operate safely and efficiently, and meet short-and long-term financial commitments.
     The current situation in financial markets is adding a substantial amount of risk to the North American economy, which is already in a recession, and to the global economy, which is significantly slowing down.  A number of the Company’s commodity groups have been negatively affected by the current economic conditions, including forest products, automotive, commodities within the petroleum and chemicals and metals and minerals commodity groups, and intermodal. As such, the Company is making necessary changes to reflect the reduced volumes by redeploying assets and reducing costs.
To meet its long-term business plan objectives, the Company continues to focus on top-line growth by maintaining its pricing strategy and focusing on opportunities that extend beyond the business-cycle. The Company sees growth opportunities through market share gains versus truck, commodities related to oil and gas development in western Canada, the Prince Rupert Intermodal Terminal, opportunities in the bulk sector, such as Illinois basin coal, and expansion of non-rail services. The Company considers that such growth opportunities are less affected by the current situation in the North American and global economies.
To operate efficiently and safely while maintaining a high level of customer service, the Company will continue to leverage its unique North American franchise consisting of its rail network, unique network of ports and efficient international trade gateways and non-rail service offerings, and superior business model. The Company plans to continue to invest in capital programs to maintain a safe railway, expand its non-rail service offerings, and pursue strategic initiatives to expand its franchise.  The Company continuously seeks productivity initiatives to reduce costs and leverage its assets and has initiated a thorough review of all discretionary costs as well as imposing certain immediate cost-reducing measures. Opportunities to improve productivity extend across all functions in the organization.  Train productivity is being improved through the use of locomotives equipped with “distributed power,” which allows the Company to run longer, heavier trains, including in cold weather conditions, while improving train handling, reducing train separations and ensuring the overall safety of operations. This initiative, combined with CN’s investments in longer sidings, can offer train-mile savings, allow for long-train operations and, reduce wear on rail and wheels. Yard throughput is being improved through SmartYard, an innovative use of real-time traffic information to sequence cars effectively and get them out on the line more quickly in the face of constantly changing conditions. In Engineering, the Company is continuously working to increase the productivity of its field forces, through better use of traffic information and the optimization of work scheduling, and as a result, better management of its engineering forces on the track.  The Company also intends to maintain a solid focus on reducing accidents and related costs, as well as costs for legal claims and health care.
CN’s capital programs support the Company’s commitment to the five key principles and its ability to grow the business profitably.  In 2009, CN plans to invest approximately $1.5 billion on capital programs, of which close to $1 billion is targeted towards track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network, and includes the replacement of rail, ties, and other track materials and bridge improvements, as well as rail-line improvements of the Elgin, Joliet & Eastern Railway Co. (see the Acquisitions section of this MD&A).  This amount also includes funds for strategic initiatives, such as siding extensions to accommodate container traffic from the Prince Rupert Intermodal Terminal and additional enhancements to the track infrastructure in western Canada.  CN’s equipment spending, targeted to reach approximately $200 million in 2009, is intended to improve the quality of the fleet to meet customer requirements. This amount includes the acquisition of new fuel-efficient locomotives, as well as improvements to the existing fleet.  CN also expects to spend more than $300 million on facilities to grow the business, including transloads and distribution centers; on information technology to improve service and operating efficiency; and on other projects to increase productivity.

Management's Discussion and Analysis U.S. GAAP

    The Company, on an ongoing basis, also invests in various strategic initiatives to expand the scope of its business. A key initiative is the recent acquisition of the Elgin, Joliet and Eastern Railway Company (EJ&E) lines, which will drive new efficiencies and operating improvements on CN's network as a result of streamlined rail operations and reduced congestion.  Other initiatives include the acquisition of short lines in Quebec and Alberta; the development of CN WorldWide International, the Company’s international freight-forwarding subsidiary; and the formation of CN WorldWide North America, to manage and expand the scope and scale of the Company’s existing non-rail capabilities such as warehousing and distribution, customs services, truck brokerage and supply chain visibility tools across North America.
To meet short-and long-term financial commitments, the Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet, by monitoring its adjusted debt-to-total capitalization and adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) ratios, and preserving a strong credit rating to be able to maintain access to public financing. The Company’s principal source of liquidity is cash generated from operations, which is supplemented by its accounts receivable securitization program and its commercial paper program, to meet short-term liquidity needs. The Company’s primary uses of funds are for working capital requirements, including income tax installments as they come due and pension contributions, contractual obligations, capital expenditures relating to track infrastructure and other, acquisitions, dividend payouts, and the repurchase of shares through the share buyback program. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and strategic initiatives, while keeping in mind its long-term contractual obligations and returning value to its shareholders.

The Company’s commitment to safety is reflected in the wide range of initiatives that CN is pursuing and in the size of its capital programs.  Comprehensive plans are in place to address safety, security, employee well-being and environmental management.  CN's Integrated Safety Plan is the framework for putting safety at the center of its day-to-day operations.  This proactive plan, which is fully supported by senior management, is designed to minimize risk and drive continuous improvement in the reduction of injuries and accidents, and engages employees at all levels of the organization.
Environmental protection is also an integral part of CN’s day-to-day activities.  A combination of key resource people, training, policies, monitoring and environmental assessments helps to ensure that the Company’s operations comply with CN’s Environmental Policy, a copy of which is available on CN’s website.
CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is focused on recruiting the right people, developing employees with the right skills, motivating them to do the right thing, and training them to be the future leaders of the Company.

The forward-looking statements provided in the above section and in other parts of this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments.  See the Business risks section of this MD&A for assumptions and risk factors affecting such forward-looking statements.

Management's Discussion and Analysis U.S. GAAP

F Financial outlook During the year, the Company issued and updated its financial outlook. The 2008 actual results are in line with the latest financial outlook as disclosed by the Company.

Financial and statistical highlights

$ in millions, except per share data, or unless otherwise indicated	2008	2007	2006

Financial results
Revenues	$8,482	$7,897	$7,929
Operating income	$2,894	$2,876	$3,030
Net income (a) (b)	$1,895	$2,158	$2,087

Operating ratio	65.9%	63.6%	61.8%

Basic earnings per share (a)( b)	$3.99	$4.31	$3.97
Diluted earnings per share (a) (b)	$3.95	$4.25	$3.91

Dividend declared per share	$0.92	$0.84	$0.65

Financial position
Total assets	$26,720	$23,460	$24,004
Total long-term financial liabilities	$14,269	$11,693	$12,066
Statistical operating data and productivity measures (c)
Employees (average for the year)	22,695	22,389	22,092
Gross ton miles (GTM) per average number of employees (thousands)	14,975	15,539	15,977
GTMs per U.S. gallon of fuel consumed	894	887	880

(a)
The 2008 figures include a deferred income tax recovery of $117 million ($0.24 per basic or diluted share), of which $83 million was due to the resolution of various income tax matters and adjustments related to tax filings of prior years, $23 million resulted from the enactment of corporate income tax rate changes in Canada and $11 million was due to net capital losses arising from the reorganization of a subsidiary.

(b)
The 2007 figures include a deferred income tax recovery of $328 million ($0.66 per basic share or $0.64 per diluted share), resulting mainly from the enactment of corporate income tax rate changes in Canada and the gains on sale of the Central Station Complex of $92 million, or $64 million after-tax ($0.13 per basic or diluted share) and the Company's investment in English Welsh and Scottish Railway of $61 million, or $41 million after-tax ($0.08 per basic or diluted share).

(c)	Based on estimated data available at such time and subject to change as more complete information becomes available.

Management's Discussion and Analysis U.S. GAAP

Financial results

2008 compared to 2007

In 2008, net income was $1,895 million, a decrease of $263 million, when compared to the same period in 2007, with diluted earnings per share decreasing 7% to $3.95.
Revenues for the year ended December 31, 2008 increased by $585 million, or 7%, to $8,482 million, mainly due to freight rate increases and higher volumes in specific commodity groups, particularly metals and minerals, intermodal, and coal, which also reflect the negative impact of the United Transportation Union (UTU) strike on first-quarter 2007 volumes. These gains were partly offset by lower volumes due to weakness in specific markets, particularly forest products and automotive, the impact of harsh weather conditions experienced in Canada and the U.S. Midwest during the first quarter of 2008, and reduced grain volumes as a result of depleted stockpiles.  In the first nine months of the year, the Company experienced a $245 million negative translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues that was almost entirely offset in the fourth quarter as a result of the weakened Canadian dollar.  In addition, the Federal Court of Appeal’s confirmation of the Canadian Transportation Agency’s (CTA) decision (hereinafter referred to as the CTA Decision) to retroactively reduce rail revenue entitlement for grain transportation, as well as the CTA’s determination that CN exceeded the revenue cap for the 2007-08 crop year, reduced grain revenues by $26 million in the fourth quarter.  Associated penalties of $4 million increased casualty and other expense.
For the year ended December 31, 2008, operating expenses increased by $567 million, or 11%, to $5,588 million, mainly due to higher fuel costs, increases in purchased services and material and in casualty and other expenses.  These factors were partly offset by lower labor and fringe benefits expense.  In the first nine months of the year, the Company experienced a $145 million positive translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses that was almost entirely offset in the fourth quarter as a result of the weakened Canadian dollar.  The first quarter 2007 UTU strike did not have a significant impact on total operating expenses for the year 2007.
The operating ratio, defined as operating expenses as a percentage of revenues, was 65.9% in 2008, compared to 63.6% in 2007, a 2.3-point increase.

The Company’s results of operations in 2008 were affected by significant weakness in certain markets due to the current economic environment and severe weather conditions in the first quarter.  In 2007, in addition to weather conditions and operational challenges in the first half of the year, the Company was also affected by a first-quarter strike by 2,800 members of the UTU in Canada for which the Company estimated the negative impact on first-quarter operating income and net income to be approximately $50 million and $35 million, respectively ($0.07 per basic or diluted share).  Included in the 2008 figures was a deferred income tax recovery of $117 million ($0.24 per basic or diluted share), of which $83 million was due to the resolution of various income tax matters and adjustments related to tax filings of prior years; $23 million was due to the enactment of corporate income tax rate changes in Canada; and $11 million was due to net capital losses arising from the reorganization of a subsidiary.  Included in the 2007 figures was a deferred income tax recovery of $328 million ($0.66 per basic share or $0.64 per diluted share), resulting mainly from the enactment of corporate income tax rate changes in Canada, and the gains on sale of the Central Station Complex (CSC) of $64 million after-tax ($0.13 per basic or diluted share) and the Company’s investment in English Welsh and Scottish Railway (EWS) of $41 million after-tax ($0.08 per basic or diluted share).
Foreign exchange fluctuations have also had an impact on the comparability of the results of operations.  The fluctuation of the Canadian dollar relative to the U.S. dollar, which affects the conversion of the Company’s U.S. dollar-denominated revenues and expenses, has resulted in a reduction of approximately $10 million ($0.02 per basic or diluted share) to net income in 2008.

Management's Discussion and Analysis U.S. GAAP

Revenues

In millions, unless otherwise indicated	Year ended December 31,	2008	2007	% Change

Rail freight revenues		$7,641	$7,186	6%
Other revenues		841	711	18%
Total revenues		$8,482	$7,897	7%
Rail freight revenues:
Petroleum and chemicals		$1,346	$1,226	10%
Metals and minerals		950	826	15%
Forest products		1,436	1,552	(7%)
Coal		478	385	24%
Grain and fertilizers		1,382	1,311	5%
Intermodal		1,580	1,382	14%
Automotive		469	504	(7%)
Total rail freight revenues		$7,641	$7,186	6%
Revenue ton miles (RTM) (millions)		177,951	184,148	(3%)
Rail freight revenue/RTM (cents)		4.29	3.90	10%
Carloads (thousands)		4,615	4,744	(3%)
Rail freight revenue/carload (dollars)		1,656	1,515	9%

Revenues for the year ended December 31, 2008 totaled $8,482 million compared to $7,897 million in 2007. The increase of $585 million was mainly due to freight rate increases of approximately $780 million, of which approximately half was related to a higher fuel surcharge resulting from year-over-year net increases in applicable fuel prices and higher volumes in specific commodity groups, particularly metals and minerals, intermodal, and coal, which also reflect the negative impact of the UTU strike on first-quarter 2007 volumes.  These gains were partly offset by lower volumes due to weakness in specific markets, particularly forest products and automotive, the impact of harsh weather conditions experienced in Canada and the U.S. Midwest during the first quarter of 2008, and reduced grain volumes as a result of depleted stockpiles.  In the first nine months of the year, the Company experienced a $245 million negative translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues that was almost entirely offset in the fourth quarter as a result of the weakened Canadian dollar.  This offsetting effect was experienced in all revenue commodity groups, although not explicitly stated in the discussions that follow.  In addition, the CTA Decision to retroactively reduce rail revenue entitlement for grain transportation, as well as the CTA’s determination that the Company exceeded the revenue cap for the 2007-08 crop year, reduced grain revenues by $26 million in the fourth quarter.
In 2008, revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, declined 3% relative to 2007.  Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 10% when compared to 2007, mainly due to freight rate increases, including a higher fuel surcharge.

Petroleum and chemicals

	Year ended December 31,	2008	2007	% Change
Revenues (millions)		$1,346	$1,226	10%
RTMs (millions)		32,346	32,761	(1%)
Revenue/RTM (cents)		4.16	3.74	11%

Management's Discussion and Analysis U.S. GAAP

Petroleum and chemicals comprises a wide range of commodities, including chemicals, sulfur, plastics, petroleum products and liquefied petroleum gas (LPG) products.  The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy.  Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in northern Alberta, which is a major center for natural gas feedstock and world scale petrochemicals and plastics; and in eastern Canadian regional plants.  These shipments are destined for customers in Canada, the United States and overseas.  For the year ended December 31, 2008, revenues for this commodity group increased by $120 million, or 10%, when compared to 2007.  The increase was mainly due to freight rate increases, strong condensate shipments into western Canada, shifts in the petroleum products markets in western Canada, and increased volumes due to the growing market for alternative fuels. These gains were partly offset by reduced plastic pellet shipments, and the impact of declining chemical markets. Revenue per revenue ton mile increased by 11% in 2008, mainly due to freight rate increases that were partially offset by an increase in the average length of haul.

Percentage of revenues

Petroleum and plastics	63%
Chemicals	37%

Year ended December 31,	2004	2005	2006	2007	2008

Carloads*(In thousands)	596	594	590	599	547
*Includes the former Great Lakes Transportation LLC’s railroads and related holdings (GLT) from May 10, 2004 and the former BC Rail (BC Rail) from July 14, 2004.

Metals and minerals

	Year ended December 31,	2008	2007	% Change
Revenues (millions)		$950	$826	15%
RTMs (millions)		17,953	16,719	7%
Revenue/RTM (cents)		5.29	4.94	7%

 The metals and minerals commodity group consists primarily of nonferrous base metals, concentrates, iron ore, steel, construction materials, machinery and dimensional (large) loads.  The Company provides unique rail access to aluminum, mining, steel and iron ore producing regions, which are among the most important in North America.  This access, coupled with the Company’s transload and port facilities, has made CN a leader in the transportation of copper, lead, zinc, concentrates, iron ore, refined metals and aluminum. Mining, oil and gas development and non-residential construction are the key drivers for metals and minerals.  For the year ended December 31, 2008, revenues for this commodity group increased by $124 million, or 15%, when compared to 2007. The increase was mainly due to freight rate increases, strength in commodities related to oil and gas development, empty movements of private railcars, and strong demand for flat rolled products in the first nine months of the year. Partly offsetting these gains were the impact of fourth quarter weakness in the steel industry which reduced shipments of iron ore, flat rolled products, and scrap iron; and reduced shipments of non-ferrous ore. Revenue per revenue ton mile increased by 7% in 2008, mainly due to freight rate increases that were partly offset by an increase in the average length of haul.

Management's Discussion and Analysis U.S. GAAP

Percentage of revenues

Metals	54%
Minerals	27%
Iron ore	19%

Year ended December 31,	2004	2005	2006	2007	2008

Carloads*(In thousands)	801	994	981	1,010	1,025
*Includes GLT from May 10, 2004 and BC Rail from July 14, 2004.

Forest products

	Year ended December 31,	2008	2007	% Change
Revenues (millions)		$1,436	$1,552	(7%)
RTMs (millions)		33,847	39,808	(15%)
Revenue/RTM (cents)		4.24	3.90	9%

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper and wood chips. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America.  In the United States, the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the United States; for fibers (mainly wood pulp), the consumption of paper in North American and offshore markets; and for lumber and panels, housing starts and renovation activities in the United States.  For the year ended December 31, 2008, revenues for this commodity group decreased by $116 million, or 7%, when compared to 2007.  The decrease was mainly due to reduced lumber and panel shipments, which were affected by the decline in U.S. housing starts that resulted in mill closures and production curtailments, and reduced volumes of pulp and paper products.  These factors were partly offset by freight rate increases. Revenue per revenue ton mile increased by 9% in 2008, mainly due to freight rate increases and a positive change in traffic mix.

Percentage of revenues

Pulp and paper	59%
Lumber and panels	41%

Year ended December 31,	2004	2005	2006	2007	2008

Carloads*(In thousands)	678	712	667	584	511
*Includes GLT from May 10, 2004 and BC Rail from July 14, 2004.

Management's Discussion and Analysis U.S. GAAP

Coal

	Year ended December 31,	2008	2007	% Change
Revenues (millions)		$478	$385	24%
RTMs (millions)		14,886	13,776	8%
Revenue/RTM (cents)		3.21	2.79	15%

The coal commodity group consists primarily of thermal grades of bituminous coal.  Canadian thermal coal is delivered to power utilities primarily in eastern Canada; while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States.  The coal business also includes the transport of Canadian metallurgical coal, which is largely exported via terminals on the west coast of Canada to steel producers.  For the year ended December 31, 2008, revenues for this commodity group increased by $93 million, or 24%, when compared to 2007.  The increase was mainly due to freight rate increases, increased shipments of U.S. coal due to the startup of a new mine operation, strong volumes of coal received from western U.S. mines to destinations on CN lines and increased supply of petroleum coke from Alberta.  These gains were partly offset by production issues experienced by Canadian and U.S. mines. Revenue per revenue ton mile increased by 15% in 2008, largely due to freight rate increases and a positive change in traffic mix.

Percentage of revenues

Coal	84%
Petroleum coke	16%

Year ended December 31,	2004	2005	2006	2007	2008

Carloads*(In thousands)	429	448	411	361	375
*Includes GLT from May 10, 2004 and BC Rail from July 14, 2004.

Grain and fertilizers

	Year ended December 31,	2008	2007	% Change
Revenues (millions)		$1,382	$1,311	5%
RTMs (millions)		42,507	45,359	(6%)
Revenue/RTM (cents)		3.25	2.89	12%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary segments: food grains (mainly wheat, oats and malting barley), feed grains (including feed barley, feed wheat, and corn), and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans). Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields.  Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy.  The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay.  Certain of these rail movements are subject to government regulation and to a “revenue cap,” which effectively establishes a maximum revenue entitlement that railways can earn.  In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets.  The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S.  For the year ended December 31, 2008, revenues for this commodity group increased by $71 million, or 5%, when compared to 2007.  The increase was mainly due to freight rate increases, higher ethanol shipments, stronger export volumes of Canadian canola and additional shipments of soybeans via the southern U.S.  These gains were partly offset by reduced wheat volumes as a result of depleted stockpiles and reduced corn shipments.  In addition, the negative impact of the CTA Decision to retroactively reduce rail revenue entitlement for grain transportation, as well as the CTA’s determination that the Company exceeded the revenue cap for 2007-08 crop year, reduced revenues by $26 million in the fourth quarter.  Revenue per revenue ton mile increased by 12% in 2008, largely due to freight rate increases.

Management's Discussion and Analysis U.S. GAAP

Percentage of revenues

Oilseeds	29%
Feed grain	27%
Food grain	24%
Fertilizers	20%

Year ended December 31,	2004	2005	2006	2007	2008

Carloads*(In thousands)	577	566	594	601	579
*Includes GLT from May 10, 2004 and BC Rail from July 14, 2004.

Intermodal

	Year ended December 31,	2008	2007	% Change
Revenues (millions)		$1,580	$1,382	14%
RTMs (millions)		33,822	32,607	4%
Revenue/RTM (cents)		4.67	4.24	10%

The intermodal commodity group is comprised of two segments: domestic and international.  The domestic segment transports consumer products and manufactured goods, operating through both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax and New Orleans.  The domestic segment is driven by consumer markets, with growth generally tied to the economy.  The international segment is driven by North American economic and trade conditions.  For the year ended December 31, 2008, revenues for this commodity group increased by $198 million, or 14%, when compared to 2007.  The increase was mainly due to freight rate increases, higher volumes through the Port of Prince Rupert, which opened its intermodal terminal in late 2007 and higher Canadian retail and U.S. transborder traffic due to market share gains.  These gains were partly offset by lower volumes both through the Port of Halifax as various customers rationalized their services and consumer demand weakened, and through the Port of Vancouver in the fourth quarter due to weak consumer demand.  Revenue per revenue ton mile increased by 10% in 2008, mainly due to freight rate increases.

Management's Discussion and Analysis U.S. GAAP

Percentage of revenues

International	52%
Domestic	48%

Year ended December 31,	2004	2005	2006	2007	2008

Carloads*(In thousands)	1,202	1,248	1,326	1,324	1,377
*Includes GLT from May 10, 2004 and BC Rail from July 14, 2004.

Automotive

	Year ended December 31,	2008	2007	% Change
Revenues (millions)		$469	$504	(7%)
RTMs (millions)		2,590	3,118	(17%)
Revenue/RTM (cents)		18.11	16.16	12%

The automotive commodity group moves both finished vehicles and parts throughout North America, providing rail access to all vehicle assembly plants in Canada; eight assembly plants in Michigan; and one in Mississippi.  The Company also serves more than 20 vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario.  CN’s broad coverage enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. The Company serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads.  The Company’s automotive revenues are closely correlated to automotive production and sales in North America.  For the year ended December 31, 2008, revenues for this commodity group decreased by $35 million, or 7%, when compared to 2007.  The decrease was mainly due to reduced volumes of domestic finished vehicle and parts traffic resulting from customer production curtailments and a second-quarter strike at a major customer’s parts supplier.  These factors were partly offset by freight rate increases.  Revenue per revenue ton mile increased by 12% in 2008, largely due to freight rate increases that were partly offset by an increase in the average length of haul.

Percentage of revenues

Finished vehicles	87%
Auto parts	13%

Year ended December 31,	2004	2005	2006	2007	2008

Carloads* (In thousands)	295	279	255	265	201
*Includes GLT from May 10, 2004 and BC Rail from July 14, 2004.

Other revenues
Other revenues include revenues from non-rail transportation services, interswitching, and maritime operations.  In 2008, other revenues increased by $130 million, or 18%, when compared to 2007, mainly due to an increase in non-rail transportation services attributable to CN WorldWide activities and higher optional service revenues.  These gains were partly offset by lower commuter and interswitching revenues.

Management's Discussion and Analysis U.S. GAAP

Operating expenses
Operating expenses amounted to $5,588 million in 2008 compared to $5,021 million in 2007.  The increase of $567 million, or 11%, in 2008 was mainly due to higher fuel costs, increases in purchased services and material and in casualty and other expenses.  These factors were partly offset by lower labor and fringe benefits expense.  In the first nine months of the year, the Company experienced a $145 million positive translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses that was almost entirely offset in the fourth quarter as a result of the weakened Canadian dollar.  This offsetting effect was experienced in all expense categories, although not explicitly stated in the discussions that follow.  The first quarter 2007 UTU strike did not have a significant impact on total operating expenses for the year 2007.

					Percentage of revenues
In millions	Year ended December 31,	2008	2007	% Change	2008	2007

Labor and fringe benefits		$1,674	$1,701	2%	19.7%	21.5%
Purchased services and material		1,137	1,045	(9%)	13.4%	13.2%
Fuel		1,403	1,026	(37%)	16.5%	13.0%
Depreciation and amortization		725	677	(7%)	8.6%	8.6%
Equipment rents		262	247	(6%)	3.1%	3.1%
Casualty and other		387	325	(19%)	4.6%	4.2%
Total operating expenses		$5,588	$5,021	(11%)	65.9%	63.6%

Labor and fringe benefits: Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, and pensions and other postretirement benefits.  Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets.  Labor and fringe benefits expense decreased by $27 million, or 2%, in 2008 as compared to 2007.  The decrease was mainly due to a reduction in net periodic benefit cost for pensions and lower stock-based compensation expense. Partly offsetting these factors were increases in annual wages and benefit expenses and higher workforce levels in the first half of 2008.

Purchased services and material: Purchased services and material expense primarily includes the costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees, utility costs and the net costs of operating facilities jointly used by the Company and other railroads.  These expenses increased by $92 million, or 9%, in 2008 as compared to 2007. The increase was mainly due to higher costs for third-party non-rail transportation services, higher repairs and maintenance expenses, as well as other costs incurred as a result of the harsh weather conditions experienced in the first quarter of 2008.  Partly offsetting these factors was income from the increased sale of scrap metal.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles.  These expenses increased by $377 million, or 37%, in 2008 as compared to 2007. The increase was primarily due to an increase in the average price per U.S. gallon of fuel when compared to 2007, which was partly offset by a decrease in freight volumes.

Depreciation and amortization: Depreciation and amortization expense relates to the Company’s rail operations.  These expenses increased by $48 million, or 7%, in 2008 as compared to 2007.  The increase was mainly due to the impact of net capital additions and the adoption of new depreciation rates for various asset classes (see the Critical accounting policies section of this MD&A).

Equipment rents: Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives.

Management's Discussion and Analysis U.S. GAAP

These expenses increased by $15 million, or 6%, in 2008 as compared to 2007.  The increase was primarily due to lower car hire income as a result of fewer cars offline as well as higher car hire expense resulting mainly from a slowdown in online velocity caused by the harsh weather conditions experienced in the first quarter of 2008 and from new intermodal equipment for the Prince Rupert terminal. These factors were partly offset by lower lease expense.

Casualty and other: Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes, as well as travel expenses.  These expenses increased by $62 million, or 19%, in 2008 as compared to 2007.  The increase was mainly due to a lower reduction to the liability for U.S. personal injury claims in 2008 as compared to 2007 pursuant to actuarial valuations, higher bad debt expense, as well as increases in the environmental provision and municipal and property taxes. Partly offsetting these factors was the impact of lower legal settlements when compared to 2007.

Other

Interest expense: Interest expense increased by $39 million, or 12% for the year ended December 31, 2008 when compared to 2007, mainly due to the impact of a higher average debt balance.  The positive translation impact of the stronger Canadian dollar experienced in the first nine months of the year was almost entirely offset in the fourth quarter due to the weakened Canadian dollar.

Other income: In 2008, the Company recorded Other income of $26 million compared to $166 million in 2007.  The decrease of $140 million was mainly due to gains on the sale of the CSC and the investment in EWS recorded in 2007, and foreign exchange losses in 2008 as compared to gains in 2007. These factors were partly offset by interest income received on a court settlement, lower fees related to the accounts receivable securitization program and higher income from other business activities.

Income tax expense: The Company recorded income tax expense of $650 million for the year ended December 31, 2008 compared to $548 million in 2007. Included in 2008 and 2007 were deferred income tax recoveries of $117 million and $328 million, respectively.  Of the 2008 amount, $42 million, recorded in the fourth quarter and $41 million, recorded in the third quarter, resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years; $23 million, recorded in the second quarter, was due to the enactment of lower provincial corporate income tax rates; and $11 million, recorded in the first quarter, resulted from net capital losses arising from the reorganization of a subsidiary.  Of the 2007 amount, $284 million, recorded in the fourth quarter and $30 million, recorded in the second quarter, were due to the enactment of corporate income tax rate changes in Canada; and $14 million, recorded in the third quarter, resulted from net capital losses arising from the reorganization of certain subsidiaries.  The effective tax rate for 2008 was 25.5% compared to 20.3% in 2007.  Excluding the deferred income tax recoveries, the effective tax rates for 2008 and 2007 were 30.1% and 32.4%, respectively.  The decrease was mainly due to a reduction in corporate income tax rates.

Management's Discussion and Analysis U.S. GAAP

2007 compared to 2006

In 2007, net income increased by $71 million, or 3%, to $2,158 million, when compared to 2006, with diluted earnings per share rising 9%, to $4.25.  Included in the 2007 figures was a deferred income tax recovery of $328 million ($0.66 per basic share or $0.64 per diluted share), resulting mainly from the enactment of corporate income tax rate changes in Canada, and the gains on sale of the CSC of $64 million after-tax ($0.13 per basic or diluted share) and the Company’s investment in EWS of $41 million after-tax ($0.08 per basic or diluted share).  Included in the 2006 figures was a deferred income tax recovery of $277 million ($0.53 per basic share or $0.51 per diluted share), resulting primarily from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes.
Revenues for the year ended December 31, 2007 totaled $7,897 million compared to $7,929 million in 2006.  The decrease of $32 million, relatively flat on a percentage basis, was mainly due to the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues, weakness in specific markets, particularly forest products, and the impact of the UTU strike and adverse weather conditions in the first half of 2007.  Partly offsetting these factors was the impact of net freight rate increases, which includes lower fuel surcharge revenues as a result of applicable fuel prices, and an overall improvement in traffic mix.
Operating expenses increased by $122 million, or 2%, to $5,021 million, mainly due to increased fuel costs and equipment rents, which were partly offset by the translation impact of the stronger Canadian dollar on U.S dollar-denominated expenses and decreased labor and fringe benefits.
The operating ratio, defined as operating expenses as a percentage of revenues, was 63.6% in 2007 compared to 61.8% in 2006, a 1.8-point increase.
In addition to the weather conditions and operational challenges in the first half of 2007, the Company’s results included the impact of a first-quarter strike by 2,800 members of the UTU in Canada for which the Company estimated the negative impact on first-quarter operating income and net income to be approximately $50 million and $35 million, respectively ($0.07 per basic or diluted share).
Foreign exchange fluctuations have also had an impact on the comparability of the results of operations.  In 2007, the strengthening of the Canadian dollar relative to the U.S. dollar, which affected the conversion of the Company’s U.S. dollar-denominated revenues and expenses, resulted in a reduction to net income of approximately $35 million.

Revenues

In millions, unless otherwise indicated	Year ended December 31,	2007	2006	% Change

Rail freight revenues		$7,186	$7,254	(1%)
Other revenues		711	675	5%
Total revenues		$7,897	$7,929	-
Rail freight revenues:
Petroleum and chemicals		$1,226	$1,171	5%
Metals and minerals		826	835	(1%)
Forest products		1,552	1,747	(11%)
Coal		385	370	4%
Grain and fertilizers		1,311	1,258	4%
Intermodal		1,382	1,394	(1%)
Automotive		504	479	5%
Total rail freight revenues		$7,186	$7,254	(1%)
Revenue ton miles (RTM) (millions)		184,148	185,610	(1%)
Rail freight revenue/RTM (cents)		3.90	3.91	-
Carloads (thousands)		4,744	4,824	(2%)
Rail freight revenue/carload (dollars)		1,515	1,504	1%

Management's Discussion and Analysis U.S. GAAP

Revenues for the year ended December 31, 2007 totaled $7,897 million compared to $7,929 million in 2006.  The decrease of $32 million was mainly due to the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues of approximately $220 million; weakness in specific markets, particularly forest products; and the impact of the UTU strike and adverse weather conditions in the first half of 2007.  Partly offsetting these factors was the impact of net freight rate increases of approximately $170 million, which includes lower fuel surcharge revenues as a result of applicable fuel prices, and an overall improvement in traffic mix.
In 2007, revenue ton miles (RTM), declined 1% relative to 2006.  Rail freight revenue per revenue ton mile was flat compared to 2006, partly due to net freight rate increases that were offset by the translation impact of the stronger Canadian dollar.

Petroleum and chemicals

	Year ended December 31,	2007	2006	% Change
Revenues (millions)		$1,226	$1,171	5%
RTMs (millions)		32,761	31,868	3%
Revenue/RTM (cents)		3.74	3.67	2%

For the year ended December 31, 2007, revenues for this commodity group increased by $55 million, or 5%, from 2006.  The increase in this commodity group was mainly due to net freight rate increases; the continued growth of condensate movements, both from the west coast of Canada and the U.S.; and increased volumes in petroleum products, driven by higher shipments of diesel and heavy fuel oils in Canada and alternative fuels in the U.S.  These gains were partly offset by the translation impact of the stronger Canadian dollar; areas of market weakness for plastic feedstocks, driven largely by a customer plant closure, and for PVC plastics and chemicals; and the impact of the UTU strike and adverse weather conditions in the first half of 2007.  Revenue per revenue ton mile increased by 2% in 2007, mainly due to net freight rate increases and an improvement in traffic mix that were partly offset by the translation impact of the stronger Canadian dollar.

Metals and minerals

	Year ended December 31,	2007	2006	% Change
Revenues (millions)		$826	$835	(1%)
RTMs (millions)		16,719	17,467	(4%)
Revenue/RTM (cents)		4.94	4.78	3%

For the year ended December 31, 2007, revenues for this commodity group decreased by $9 million, or 1%, from 2006.  The decrease in this commodity group was mainly due to the translation impact of the stronger Canadian dollar and softer demand for construction materials, primarily caused by fewer shipments of cement and roofing material. Partly offsetting these factors were net freight rate increases, strong shipments of steel slabs and plates, and increased volumes of machinery and dimensional loads.  Revenue per revenue ton mile increased by 3% in 2007, mainly due to net freight rate increases and a reduction in the average length of haul, largely caused by the recovery of short-haul iron ore volumes.  Partly offsetting these factors was the translation impact of the stronger Canadian dollar.

Forest products

	Year ended December 31,	2007	2006	% Change
Revenues (millions)		$1,552	$1,747	(11%)
RTMs (millions)		39,808	42,488	(6%)
Revenue/RTM (cents)		3.90	4.11	(5%)

Management's Discussion and Analysis U.S. GAAP

For the year ended December 31, 2007, revenues for this commodity group decreased by $195 million, or 11%, when compared to 2006.  The decrease in 2007 was mainly due to weak market conditions, the translation impact of the stronger Canadian dollar and the impact of the UTU strike and adverse weather conditions in the first half of 2007.  Partly offsetting these factors were improvements in traffic mix as a result of extended routings and net freight rate increases.  Revenue per revenue ton mile decreased by 5% in 2007, mainly due to an increase in the average length of haul and the translation impact of the stronger Canadian dollar, which were partly offset by net freight rate increases.

Coal

	Year ended December 31,	2007	2006	% Change
Revenues (millions)		$385	$370	4%
RTMs (millions)		13,776	13,727	-
Revenue/RTM (cents)		2.79	2.70	3%

For the year ended December 31, 2007, revenues for this commodity group increased by $15 million, or 4%, from 2006.  The improvement in this commodity group was mainly due to increased shipments of metallurgical coal in western Canada, largely driven by a new mine start-up, positive changes in traffic mix and net freight rate increases.  Partly offsetting these gains were reduced shipments of imported metallurgical coke to the U.S., the cessation by the Company of certain short-haul U.S. coal shipments and the impact of the UTU strike and adverse weather conditions in the first half of 2007.  The revenue per revenue ton mile increase of 3% in 2007 was mainly due to a positive change in traffic mix and net freight rate increases, which were partly offset by the translation impact of the stronger Canadian dollar.

Grain and fertilizers

	Year ended December 31,	2007	2006	% Change
Revenues (millions)		$1,311	$1,258	4%
RTMs (millions)		45,359	44,096	3%
Revenue/RTM (cents)		2.89	2.85	1%

For the year ended December 31, 2007, revenues for this commodity group increased by $53 million, or 4%, from 2006.  The improvement in this commodity group was mainly due to net freight rate increases and increased volumes, particularly of potash into the U.S., ethanol and Canadian grain exports.  These gains were partly offset by the translation impact of the stronger Canadian dollar, lower U.S. corn shipments and the impact of the UTU strike and adverse weather conditions in the first half of 2007.  Revenue per revenue ton mile increased by 1% in 2007, largely due to net freight rate increases and a positive change in traffic mix that were partly offset by the translation impact of the stronger Canadian dollar.

Intermodal

	Year ended December 31,	2007	2006	% Change
Revenues (millions)		$1,382	$1,394	(1%)
RTMs (millions)		32,607	32,922	(1%)
Revenue/RTM (cents)		4.24	4.23	-

For the year ended December 31, 2007, revenues for this commodity group decreased by $12 million, or 1%, from 2006.  The decrease in this commodity group was mainly due to the translation impact of the stronger Canadian dollar, reduced overseas traffic due to lower volumes through the ports of Halifax and Montreal and the impact of the UTU strike and adverse weather conditions in the first half of 2007.   Partly offsetting these factors were net freight rate increases, an increase in volume through the Port of Vancouver and the opening of the Port of Prince Rupert in the fourth quarter.  Revenue per revenue ton mile remained relatively flat in 2007, mainly due to net freight rate increases that were offset by the translation impact of the stronger Canadian dollar.

Management's Discussion and Analysis U.S. GAAP

Automotive

	Year ended December 31,	2007	2006	% Change
Revenues (millions)		$504	$479	5%
RTMs (millions)		3,118	3,042	2%
Revenue/RTM (cents)		16.16	15.75	3%

For the year ended December 31, 2007, revenues for this commodity group increased by $25 million, or 5%, from 2006.  The improvement in this commodity group was mainly due to increased market share of finished vehicles coming out of the U.S. into western Canada, increases in finished vehicles entering North America through CN-served ports, the benefit of new facilities in Ontario and Michigan and net freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar.  Revenue per revenue ton mile increased by 3% in 2007, largely due to net freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar.

Other revenues
In 2007, Other revenues increased by $36 million, or 5%, when compared to 2006, mainly due to an increase in non-rail transportation services revenues and higher optional service revenues which were partly offset by the translation impact of the stronger Canadian dollar.

Operating expenses
Operating expenses amounted to $5,021 million in 2007 compared to $4,899 million in 2006.  The increase of $122 million, or 2%, in 2007 was mainly due to increased fuel costs and equipment rents, which were partly offset by the translation impact of the stronger Canadian dollar on U.S dollar-denominated expenses of approximately $135 million and decreased labor and fringe benefits. The first-quarter 2007 UTU strike did not have a significant impact on total operating expenses as lower labor and fringe benefits expense was mostly offset by increases in purchased services and other expenses.

					Percentage of revenues
In millions	Year ended December 31,	2007	2006	% Change	2007	2006

Labor and fringe benefits		$1,701	$1,823	7%	21.5%	23.0%
Purchased services and material		1,045	1,027	(2%)	13.2%	13.0%
Fuel		1,026	892	(15%)	13.0%	11.2%
Depreciation and amortization		677	650	(4%)	8.6%	8.2%
Equipment rents		247	198	(25%)	3.1%	2.5%
Casualty and other		325	309	(5%)	4.2%	3.9%
Total operating expenses		$5,021	$4,899	(2%)	63.6%	61.8%

Labor and fringe benefits:  Labor and fringe benefits expense decreased by $122 million, or 7%, in 2007 as compared to 2006.  The decrease was mainly due to lower annual employee incentive costs, the translation impact of the stronger Canadian dollar, a reduction in net periodic benefit cost for pensions, lower stock-based compensation expense and net savings due to the first-quarter UTU strike.  Partly offsetting these factors were higher workforce levels, particularly in the second half of 2007, and annual wage increases.

Management's Discussion and Analysis U.S. GAAP

Purchased services and material: Purchased services and material expense increased by $18 million, or 2%, in 2007 as compared to 2006.  The increase was mainly due to higher costs for outsourced non-rail transportation services, higher repairs and maintenance expenses and higher costs as a result of the first-quarter UTU strike, which were partly offset by the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense increased by $134 million, or 15%, in 2007 as compared to 2006.  The increase was mainly due to a 13% increase in the average price per U.S. gallon of fuel when compared to the 2006 average price, which included the benefits of the fuel hedging program that expired in September 2006.  Partly offsetting these factors were the translation impact of the stronger Canadian dollar, a decrease in freight volumes and improvements in fuel productivity.

Depreciation and amortization: Depreciation and amortization expense increased by $27 million, or 4%, in 2007 as compared to 2006.  The increase was mainly due to the impact of net capital additions, which was partly offset by the translation impact of a stronger Canadian dollar.

Equipment rents: Equipment rents expense increased by $49 million, or 25%, in 2007 as compared to 2006.  The increase was mainly due to lower car hire income as a result of the reduction in traffic for forest products, shorter car cycles offline, increased car hire expense due to reduced velocity online related to the impact of the UTU strike and adverse weather conditions in western Canada in the first half of 2007.  Partly offsetting these factors was the translation impact of the stronger Canadian dollar.

Casualty and other: Casualty and other expense increased by $16 million, or 5%, in 2007 as compared to 2006.  The increase was due primarily to increased accident costs as well as expenses incurred for the deployment of management employees as a result of the first-quarter UTU strike.  Partly offsetting these factors was a lower expense for U.S. personal injury claims reflecting the results of the actuarial valuations in 2007.

Other

Interest expense: Interest expense increased by $24 million, or 8%, for the year ended December 31, 2007 as compared to 2006, mainly due to a higher average debt balance that was partly offset by the translation impact of the stronger Canadian dollar.

Other income: In 2007, the Company recorded Other income of $166 million compared to $11 million in 2006.  The increase was mainly due to the gains on sale of $92 million for the CSC and $61 million for the investment in EWS.

Income tax expense: The Company recorded income tax expense of $548 million for the year ended December 31, 2007 compared to $642 million in 2006.  Included in the 2007 income tax expense was a deferred income tax recovery of $328 million, resulting mainly from the enactment of corporate income tax rate changes in Canada.  Included in the 2006 income tax expense was a deferred income tax recovery of $277 million, resulting primarily from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes.  The effective tax rate for 2007 was 20.3% compared to 23.5% in 2006.  Excluding the deferred income tax recoveries, the effective tax rates for 2007 and 2006 were 32.4% and 33.7%, respectively.  The decrease in the effective tax rate, excluding the deferred income tax recoveries, was mainly due to lower corporate income tax rates in Canada.

Management's Discussion and Analysis U.S. GAAP

Summary of fourth quarter 2008 compared to corresponding quarter in 2007 – unaudited

Fourth quarter 2008 net income decreased by $260 million, or 31%, to $573 million, when compared to the same period in 2007, with diluted earnings per share decreasing 28% to $1.21.
Revenues for the fourth quarter of 2008 increased by $259 million, or 13%, to $2,200 million, when compared to the same period in 2007. The increase was mainly due to the positive translation impact of the weaker Canadian dollar on U.S. dollar-denominated revenues of $230 million and freight rate increases, including a higher fuel surcharge resulting from year-over-year net increases in applicable fuel prices. These gains were partly offset by lower volumes in almost all commodity groups due to weak market conditions.  In addition, the CTA Decision to retroactively reduce rail revenue entitlement for grain transportation, as well as the CTA’s determination that the Company exceeded the revenue cap for the 2007-08 crop year, reduced grain revenues by $26 million.  Associated penalties of $4 million increased casualty and other expense.
Operating expenses for the three months ended December 31, 2008 increased by $175 million, or 15%, to $1,380 million, due primarily to the negative translation impact of the weaker Canadian dollar on U.S. dollar-denominated expenses of approximately $145 million, and increased casualty and other and labor and fringe benefit expenses.  These factors were partly offset by lower fuel costs as a result of a decrease in the average price per U.S. gallon of fuel during the fourth quarter.
The operating ratio, defined as operating expenses as a percentage of revenues, was 62.7% in the fourth quarter of 2008 compared to 62.1% in the fourth quarter of 2007, a 0.6-point increase.

The Company’s results of operations in the fourth quarter of 2008 were affected by significant weakness in certain markets due to the current economic environment.  Included in the 2008 figures was a deferred income tax recovery of $42 million ($0.09 per basic or diluted share), resulting from the resolution of various income tax matters and adjustments related to tax fillings of prior years. The Company’s results of operations in the fourth quarter of 2007 included a deferred income tax recovery of $284 million ($0.58 per basic share or $0.57 per diluted share) resulting mainly from the enactment of corporate income tax rate changes in Canada, the gains on sale of the CSC of $64 million ($0.13 per basic or diluted share) and the Company’s investment in EWS of $41 million ($0.08 per basic or diluted share).
Foreign exchange fluctuations have also had an impact on the comparability of the results of operations in the fourth quarter of 2008.  The fluctuation of the Canadian dollar relative to U.S. dollar, which affects the conversion of the Company’s U.S. dollar-denominated revenues and expenses, has resulted in an increase of approximately $45 million ($0.10 per basic or diluted share) to net income.

Management's Discussion and Analysis U.S. GAAP

Summary of quarterly financial data – unaudited

In millions, except per share data
	2008				2007
	Quarters				Quarters
	Fourth	Third	Second	First	Fourth	Third	Second	First
Revenues	$2,200	$2,257	$2,098	$1,927	$1,941	$2,023	$2,027	$1,906
Operating income	$820	$844	$707	$523	$736	$768	$811	$561
Net income	$573	$552	$459	$311	$833	$485	$516	$324

Basic earnings per share	$1.22	$1.17	$0.96	$0.64	$1.70	$0.97	$1.02	$0.64
Diluted earnings per share	$1.21	$1.16	$0.95	$0.64	$1.68	$0.96	$1.01	$0.63

Dividend declared per share	$0.23	$0.23	$0.23	$0.23	$0.21	$0.21	$0.21	$0.21

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the Business risks section of this MD&A).  Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives.  The continued fluctuations in the Canadian dollar relative to the U.S. dollar have also affected the conversion of the Company’s U.S. dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.
The Company’s quarterly results include items that impacted the quarter-over-quarter comparability of the results of operations as discussed below:

In millions, except per share data
	2008				2007
	Quarters				Quarters
	Fourth	Third	Second	First	Fourth	Third	Second	First
Deferred income tax recoveries (a)	$42	$41	$23	$11	$284	$14	$30	$-
Gain on sale of CSC (after-tax) (b)	-	-	-	-	64	-	-	-
Gain on sale of investment in
EWS (after-tax) (c)	-	-	-	-	41	-	-	-
UTU strike (after-tax) (d)	-	-	-	-	-	-	-	(35)
Impact on net income	$42	$41	$23	$11	$389	$14	$30	$(35)

Basic earnings per share	$0.09	$0.09	$0.05	$0.02	$0.79	$0.03	$0.06	$(0.07)
Diluted earnings per share	$0.09	$0.09	$0.05	$0.02	$0.78	$0.03	$0.06	$(0.07)

(a)
Deferred income tax recoveries resulted mainly from the enactment of corporate income tax rate changes in Canada and the resolution of various income tax matters and adjustments related to tax filings of prior years.

(b)	The Company sold its CSC in Montreal for proceeds of $355 million before transaction costs. A gain of $92 million ($64 million after-tax) was recognized immediately in Other income (loss).

(c)
The Company sold its 32% ownership interest in EWS for cash proceeds of $114 million, resulting in a gain on disposition of the investment of $61 million ($41 million after-tax), which was recorded in Other income (loss).

(d)	A strike by 2,800 members of the UTU impacted first-quarter 2007 operating income and net income by approximately $50 million and $35 million, respectively.

Management's Discussion and Analysis U.S. GAAP

Balance sheet

Assets
As at December 31, 2008 and 2007, the Company’s total assets were $26,720 million and $23,460 million, respectively, an increase of $3,260 million when compared to 2007.
Current assets increased by $708 million when compared to 2007, of which $543 million related to accounts receivable. The higher balance in accounts receivable was due to a decrease of $617 million in the accounts receivable sold under the securitization program and $102 million of foreign exchange translation gains on U.S. dollar-denominated accounts receivable, which were offset by $176 million related to an improved collection cycle.
In addition, Properties increased by $2,790 million when compared to 2007. The increase was due to $1,991 million in foreign exchange translation gains on U.S. dollar-denominated properties and $1,541 million related to property and capital lease additions.  These increases were offset by $723 million of depreciation and other items netting to $19 million.
Intangible and other assets decreased by $238 million compared to 2007. Of this amount, $246 million related to a decrease in the Company’s pension asset.

Total liabilities
As at December 31, 2008 and 2007, the Company’s combined short-term and long-term liabilities were $16,161 million and $13,283 million, respectively, an increase of $2,878 million when compared to 2007.
Current liabilities increased by $302 million when compared to 2007. Of this amount, $252 million related to an increase in the current portion of long-term debt.
Deferred income taxes increased by $603 million when compared to 2007. The increase was due to $265 million of deferred income tax expense, excluding recognized tax benefits, $620 million of foreign exchange translation losses on U.S. dollar-denominated deferred income taxes and $21 million for other items.  These factors were offset by a deferred income tax recovery of $303 million recorded in Other comprehensive loss.
Total long-term debt, including the current portion, increased by $2,294 million when compared to 2007. The increase was due to issuances of Notes, capital leases and commercial paper totaling $4,558 million and $1,325 million of foreign exchange translation losses on U.S. dollar-denominated debt that were partly offset by repayments totaling $3,589 million.

Equity
As at December 31, 2008 and 2007, the Company’s equity was $10,559 million and $10,177 million, respectively, an increase of $382 million. Increases in equity included $1,895 million of net income for the current year and $68 million in issuances of common shares upon exercise of stock options.  Decreases to equity included $1,021 million related to shares repurchased under the share buyback programs and $436 million of dividends paid. Accumulated other comprehensive loss also increased by $124 million.

Management's Discussion and Analysis U.S. GAAP

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations and is supplemented by borrowings in the money market and the capital market.  To meet its short-term liquidity needs, the Company has a commercial paper program, which is backstopped by a portion of its U.S.$1 billion revolving credit facility, and an accounts receivable securitization program.  Beginning in the latter part of the third quarter of 2008, unprecedented conditions in the financial markets led to unsettled conditions in the commercial paper and short-term lending markets.  During these disruptions, the Company briefly lost access to the commercial paper market, and used its accounts receivable securitization program in lieu of new commercial paper borrowings to cover its short-term liquidity needs.  If the Company were to lose access to its commercial paper program and its accounts receivable program for an extended period, the Company intends to rely on its U.S.$1 billion revolving credit facility for its short-term liquidity needs.  The Company’s access to long-term funds in the debt capital markets will depend on its credit rating and market conditions.  While the global financial crisis has led to debt capital markets that are marked by high volatility, the Company believes that it has access to the long-term debt capital markets.  However, if the Company were unable to borrow funds at acceptable rates in the debt capital markets, the Company could borrow under its revolving credit facility, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business.

Operating activities: Cash provided from operating activities for the year ended December 31, 2008 was $2,031 million compared to $2,417 million in 2007.  Net cash receipts from customers and other were $8,012 million for the year ended December 31, 2008, a decrease of $127 million when compared to 2007, mainly due to a decrease in the proceeds received under the Company's accounts receivable securitization program that was partially offset by an increase in customer billings. Payments for employee services, suppliers and other expenses were $4,920 million for the year ended December 31, 2008, an increase of $597 million when compared to 2007, principally due to higher payments for fuel and third-party non-rail transportation services.  Payments for income taxes in 2008 were $425 million, a decrease of $442 million when compared to 2007, mainly due to a final payment for Canadian income taxes that was made in the first quarter of 2007, in respect of the 2006 fiscal year. Also consuming cash in 2008 were payments for interest, workforce reductions and personal injury and other claims totaling $509 million, compared to $457 million in 2007. In 2008 and 2007, pension contributions were $127 million, of which $22 million related to the 2007 funding year; and $75 million, respectively.  In 2009, payments for pension contributions are expected to be approximately $130 million and income tax payments are expected to be in the same range as in 2008.
At December 31, 2008 and 2007, the Company had working capital deficits of $234 million and $610 million, respectively.  The change in working capital is explained in the Balance sheet section of this MD&A.  A working capital deficit is common in the rail industry because it is capital-intensive, and does not indicate a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity including the commercial paper program, accounts receivable securitization program and revolving credit facility, to manage its day-to-day cash requirements and current obligations. There are currently no specific requirements relating to working capital other than in the normal course of business.

Management's Discussion and Analysis U.S. GAAP

Investing activities: Cash used by investing activities for the year ended December 31, 2008 amounted to $1,400 million compared to $895 million in 2007.  The Company’s investing activities in 2008 included property additions of $1,424 million, an increase of $37 million when compared to 2007, and $50 million for acquisitions (see the Acquisitions section of this MD&A).  Included in investing activities in 2007 are the net proceeds of $465 million from the disposition of the CSC and the Company’s investment in EWS. The following table details property additions for the years ended December 31, 2008 and 2007:

In millions	Year ended December 31,	2008	2007
Track and roadway		$1,131	$1,069
Rolling stock		160	281
Buildings		57	172
Information technology		122	97
Other		71	69
Gross property additions		1,541	1,688
Less: capital leases (a)		117	301
Property additions		$1,424	$1,387

(a)
During 2008, the Company recorded $117 million in assets it acquired through equipment leases ($301 million in 2007, of which $211 million related to assets acquired through equipment leases and $90 million to the leaseback of CSC), for which $121 million was recorded in debt.

On an ongoing basis, the Company invests in capital programs for the renewal of the basic plant, the acquisition of rolling stock and other investments to take advantage of growth opportunities and to improve the Company’s productivity and the fluidity of its network.  For 2009, the Company expects to invest approximately $1.5 billion for its capital programs.

Free cash flow
The Company generated $794 million of free cash flow for the year ended December 31, 2008 compared to $828 million in 2007.  Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies.  The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends.  The Company defines free cash flow as cash provided from operating activities, excluding changes in the accounts receivable securitization program and changes in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities and the payment of dividends, calculated as follows:

In millions	Year ended December 31,	2008	2007

Cash provided from operating activities		$2,031	$2,417
Cash used by investing activities		(1,400)	(895)
Cash provided before financing activities		631	1,522

Adjustments:
Change in accounts receivable securitization		568	(228)
Dividends paid		(436)	(418)
Effect of foreign exchange fluctuations on U.S.
dollar-denominated cash and cash equivalents		31	(48)
Free cash flow		$794	$828

Financing activities: Cash used by financing activities for the year ended December 31, 2008 totaled $559 million compared to $1,343 million in 2007.  In April 2008, the Company repaid its U.S.$150 million 6.63% Notes, which came to maturity, with cash on hand.  In May 2008, the Company issued U.S.$325 million (Cdn$331 million) of 4.95% Notes due 2014 and U.S.$325 million (Cdn$331 million) of 5.55% Notes due 2018.  The Company used the net proceeds of U.S.$643 million to repay a portion of its commercial paper outstanding and reduce its accounts receivable securitization program.  In 2008 and 2007, issuances and repayments of long-term debt related principally to the Company’s commercial paper program.

Management's Discussion and Analysis U.S. GAAP

 Cash received from stock options exercised during 2008 and 2007 was $44 million and $61 million, respectively, and the related tax benefit realized upon exercise was $10 million and $16 million, respectively.
In 2008, the Company repurchased 19.4 million common shares for $1,021 million (weighted-average price of $52.70 per share) under its share repurchase programs: 6.1 million common shares for $331 million (weighted-average price of $54.42 per share) under its new 25.0 million share repurchase program and 13.3 million common shares in the first half of 2008 for $690 million (weighted-average price of $51.91 per share) under its previous 33.0 million share repurchase program, which ended in the second quarter of 2008.
During 2008, the Company paid quarterly dividends of $0.23 per share amounting to $436 million, compared to $418 million, at the rate of $0.21 per share, for the same period in 2007.

Credit measures
Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company.  Similarly, adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income (loss) in the calculation of EBITDA.  However, since these measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

Adjusted debt-to-total capitalization ratio
	December 31,	2008	2007
Debt-to-total capitalization ratio (a)		42.8%	35.6%
Add: Present value of operating lease commitments plus securitization financing (b)		2.4%	4.8%
Adjusted debt-to-total capitalization ratio		45.2%	40.4%

Adjusted debt-to-adjusted EBITDA
$ in millions, unless otherwise indicated	Year ended December 31,	2008	2007
Debt		$7,911	$5,617
Add: Present value of operating lease commitments plus securitization financing (b)		787	1,287
Adjusted debt		8,698	6,904

Operating income		2,894	2,876
Add: Depreciation and amortization		725	677
EBITDA		3,619	3,553
Add: Deemed interest on operating leases		39	41
Adjusted EBITDA		$3,658	$3,594
Adjusted debt-to-adjusted EBITDA		2.38 times	1.92 times

(a)		Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt divided by the sum of total debt plus total shareholders’ equity.
(b)		The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

Management's Discussion and Analysis U.S. GAAP

The Company has access to various financing arrangements:

Revolving credit facility
The Company has a U.S.$1 billion revolving credit facility, expiring in October 2011.  The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance.  As at December 31, 2008, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2007) and had letters of credit drawn of $181 million ($57 million as at December 31, 2007).

Commercial paper
The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent.  Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility.  As at December 31, 2008, the Company had total borrowings of $626 million, of which $256 million was denominated in Canadian dollars and $370 million was denominated in U.S. dollars (U.S.$303 million).  The weighted-average interest rate on these borrowings was 2.42%.  As at December 31, 2007, the Company had total borrowings of $122 million, of which $114 million was denominated in Canadian dollars and $8 million was denominated in U.S. dollars (U.S.$8 million).  The weighted-average interest rate on these borrowings was 5.01%.

Shelf prospectus and registration statement
The Company has U.S.$1.85 billion registered for offering under its currently effective shelf prospectus and registration statement, expiring in January 2010, providing for the issuance of debt securities in one or more offerings.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statements.

Management's Discussion and Analysis U.S. GAAP

Contractual obligations

In the normal course of business, the Company incurs contractual obligations.  The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2008:

In millions	Total	2009	2010	2011	2012	2013	2014 & thereafter
Long-term debt obligations (a)	$6,599	$367	$-	$1,112	$-	$486	$4,634
Interest on long-term debt obligations	6,665	377	361	357	315	304	4,951
Capital lease obligations (b)	1,837	207	158	199	96	145	1,032
Operating lease obligations (c)	876	166	134	112	87	65	312
Purchase obligations (d)	1,006	457	260	83	61	57	88
Other long-term liabilities reflected on
the balance sheet (e)	813	73	62	51	45	43	539
Total obligations	$17,796	$1,647	$975	$1,914	$604	$1,100	$11,556

(a)
Presented net of unamortized discounts, of which $835 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $1,312 million which are included in “Capital lease obligations.”

(b)	Includes $1,312 million of minimum lease payments and $525 million of imputed interest at rates ranging from 2.1% to 7.9%.

(c)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more.  The Company also has operating lease agreements for its automotive fleet with minimum one-year non-cancelable terms for which its practice is to renew monthly thereafter.  The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

(d)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.

(e)
Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions and environmental liabilities that have been classified as contractual settlement agreements.

For 2009 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.
See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statement.

Management's Discussion and Analysis U.S. GAAP

Acquisitions

Acquisition of Elgin, Joliet and Eastern Railway Company (EJ&E) – Subsequent event
In September 2007, the Company and U.S. Steel Corporation (U.S. Steel), the indirect owner of the EJ&E, announced an agreement under which the Company would acquire the principal lines of the EJ&E for a purchase price of approximately U.S.$300 million.  Under the terms of the agreement, the Company would acquire substantially all of the railroad assets and equipment of EJ&E, except those that support the Gary Works site in northwest Indiana and the steelmaking operations of U.S. Steel.
The Company has received all necessary regulatory approvals, including the U.S. Surface Transportation Board (STB) ruling rendered on December 24, 2008.  On January 31, 2009, the Company completed its acquisition of EJ&E for a purchase price of U.S.$300 million, paid with cash on hand.
Over the next few years, the Company has committed to spend approximately U.S.$100 million for infrastructure improvements and over U.S.$60 million under a series of mitigation agreements with individual communities, as well as under a comprehensive voluntary mitigation program that addresses municipalities’ concerns raised during the regulatory approval process.  Expenditures for additional STB-imposed mitigation are being currently evaluated by the Company.
The Company accounted for the acquisition using the purchase method of accounting pursuant to SFAS No. 141(R), “Business Combinations,” which became effective for acquisitions closing on or after January 1, 2009. (See the Recent accounting pronouncements section of this MD&A.)

In 2008, the Company acquired the three principal railway subsidiaries of the Quebec Railway Corp. (QRC) and a QRC rail-freight ferry operation for a total acquisition cost of $50 million, paid with cash on hand. The acquisition includes:
  (i) Chemin de fer de la Matapedia et du Golfe, a 221-mile short-line railway,
 (ii) New Brunswick East Coast Railway, a 196-mile short-line railway,
(iii) Ottawa Central Railway, a 123-mile short-line railway, and
(iv) Compagnie de gestion de Matane Inc., a rail ferry which provides shuttle boat-rail freight service.

In 2007, the Company acquired the rail assets of Athabasca Northern Railway (ANY) for $25 million, with a planned investment of $135 million in rail line upgrades over a three-year period.

Acquisitions in 2008 and 2007 were accounted for using the purchase method of accounting. As such, the Company’s consolidated financial statements include the assets, liabilities and results of operations of the acquired entities from the dates of acquisition.

Disposal of Property and Investment

Sale of Investment in English Welsh and Scottish Railway (EWS)
In November 2007, Germany's state-owned railway, Deutsche Bahn AG, acquired all of the shares of EWS, a company that provides most of the rail freight services in Great Britain and operates freight trains through the English Channel Tunnel, and in which the Company had a 32% ownership interest.  The Company accounted for its investment in EWS using the equity method.  The Company's share of the cash proceeds was $114 million, resulting in a gain on disposition of the investment of $61 million ($41 million after-tax) which was recorded in Other income.  An additional £18 million (Cdn$36 million) was placed in escrow at the time of sale, and will be recognized when defined contingencies are resolved.  At December 31, 2008, £12 million (Cdn$22 million) remained in escrow.

Management's Discussion and Analysis U.S. GAAP

Sale of Central Station Complex
In November 2007, CN finalized an agreement with Homburg Invest Inc., to sell its Central Station Complex in Montreal for proceeds of $355 million before transaction costs.  Under the agreement, the Company entered into long-term arrangements to lease back its corporate headquarters building and the Central Station railway passenger facilities.  The transaction resulted in a gain on disposition of $222 million, including amounts related to the corporate headquarters building and the Central Station railway passenger facilities, which are being deferred and amortized over their respective lease terms.  A gain of $92 million ($64 million after-tax) was recognized immediately in Other income.

Off balance sheet arrangements

Accounts receivable securitization program
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest for maximum cash proceeds of $600 million in a revolving pool of freight receivables to an unrelated trust.  The trust is a multi-seller trust and the Company is not the primary beneficiary. The trust was established in Ontario in 1994 by a Canadian bank to acquire receivables and interests in other financial assets from a variety of originators.  Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes.  The notes are secured by, and recourse is limited to, the assets purchased using the proceeds of the notes.  At December 31, 2008, the trust held interests in 16 pools of assets and had notes outstanding of $3.3 billion. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the required reserve as stipulated in the agreement. The required reserve represents an amount set aside to allow for possible credit losses and is recognized by the Company as a retained interest and recorded in Other current assets in its Consolidated Balance Sheet. The eligible freight receivables as defined in the agreement may not include delinquent or defaulted receivables, or receivables that do not meet certain obligor-specific criteria, including concentrations in excess of prescribed limits with any one customer.
The Company has retained the responsibility for servicing, administering and collecting the receivables sold and receives no fee for such ongoing servicing responsibilities. The average servicing period is approximately one month. In 2008, proceeds from collections reinvested in the securitization program were approximately $3.3 billion. At December 31, 2008, the servicing asset and liability were not significant. Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.
The Company accounted for the accounts receivable securitization program as a sale, because control over the transferred accounts receivable was relinquished.  Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust approximated the book value thereof. As such, no gain or loss was recorded.
The Company is subject to customary requirements that include reporting requirements as well as compliance to specified ratios, for which failure to perform could result in termination of the program.  In addition, the trust is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors its requirements and is currently not aware of any trends, events or conditions that could cause such termination.
The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use.  Under the terms of the agreement, the Company may change the percentage of co-ownership interest sold at any time.  In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.
At December 31, 2008, the Company had sold receivables that resulted in proceeds of $71 million under the accounts receivable securitization program ($588 million at December 31, 2007), and recorded the retained interest of approximately 10% of this amount (retained interest of approximately 10% recorded at December 31, 2007). The fair value of the retained interest approximated carrying value as a result of the short collection cycle and negligible credit losses.

Management's Discussion and Analysis U.S. GAAP

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement.  These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.
The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 17 – Major commitments and contingencies, to the Company’s Annual Consolidated Financial Statements.

Stock plans

The Company has various stock-based incentive plans for eligible employees.  A description of the Company’s major plans is provided in Note 11 – Stock plans, to the Company’s Annual Consolidated Financial Statements.  Compensation cost for awards under all stock-based compensation plans was $27 million, $62 million and $79 million for the years ended December 31, 2008, 2007 and 2006, respectively.  The total tax benefit recognized in income in relation to stock-based compensation expense for the years ended December 31, 2008, 2007 and 2006 was $7 million, $23 million and $22 million, respectively.

Financial instruments

The Company has limited involvement with derivative financial instruments in the management of its risks and does not use them for trading purposes.   At December 31, 2008, the Company did not have any derivative financial instruments outstanding.

Fuel
To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company had a hedging program which called for entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance.  However, no additional swap positions were entered into since September 2004.  As such, the Company terminated this program in late 2006.
Since the changes in the fair value of the swap positions were highly correlated to changes in the price of fuel, the fuel hedges were accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments had been recorded in Accumulated other comprehensive loss.
During 2006, the Company’s remaining swap positions matured and were settled.  As a result, the related unrealized gains of $57 million, $39 million after-tax previously recorded in Accumulated other comprehensive loss were reclassified into income as realized gains.  Total realized gains from the Company’s fuel hedging activities, which were recorded as a reduction of fuel expense, were $64 million for the year ended December 31, 2006.  The Company did not recognize any material gains or losses in 2006 due to hedge ineffectiveness as the Company’s derivative instruments were highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel.

Interest rate
The Company is exposed to interest rate risk related to the funded status of its pension and postretirement plans and on a portion of its long-term debt and does not currently hold any derivative financial instruments to manage this risk.  At December 31, 2008, Accumulated other comprehensive income (loss) included an unamortized gain of $11 million, $8 million after-tax ($11 million, $8 million after-tax at December 31, 2007) relating to treasury lock transactions settled in 2004, which are being amortized over the term of the related debt.

Management's Discussion and Analysis U.S. GAAP

Income taxes

Payments for income taxes
The Company is required to make scheduled installment payments as prescribed by the tax authorities.  In Canada, payments in 2008 were $288 million ($724 million was paid in 2007 of which $367 million was paid in respect to the 2006 fiscal year). In the U.S., payments in 2008 were $137 million ($143 million in 2007).  For the 2009 fiscal year, the Company’s payments are expected to be in the same range as in 2008.
See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statements.

Common stock

Share repurchase programs
On July 21, 2008, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 25.0 million common shares between July 28, 2008 and July 20, 2009 pursuant to a normal course issuer bid, at prevailing market prices or such other prices as may be permitted by the Toronto Stock Exchange.
As at December 31, 2008, under this current share repurchase program, the Company repurchased 6.1 million common shares for $331 million, at a weighted-average price of $54.42 per share.

In June 2008, the Company ended its 33.0 million share repurchase program, which began on July 26, 2007, repurchasing a total of 31.0 million common shares for $1,588 million, at a weighted-average price of $51.22 per share.  Of this amount, 13.3 million common shares were repurchased in 2008 for $690 million, at a weighted average price of $51.91 per share; and 17.7 million common shares were repurchased in 2007 for $897 million, at a weighted-average price of $50.70 per share.

Outstanding share data As at February 5, 2009, the Company had 468.3 million common shares and 14.3 million stock options outstanding.

Recent accounting pronouncements

The Accounting Standards Board of the Canadian Institute of Chartered Accountants has announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the years beginning on or after January 1, 2011. However, National Instrument 52-107 currently allows foreign issuers, as defined by the Securities and Exchange Commission (SEC), such as CN, to file with Canadian securities regulators financial statements prepared in accordance with U.S. GAAP.  As such, the Company has decided not to report under IFRS by 2011 and to continue reporting under U.S. GAAP.  In August 2008, the SEC issued a roadmap for the potential convergence to IFRS for U.S. issuers and foreign issuers.  The proposal stipulates that the SEC will decide in 2011 whether to move forward with the convergence to IFRS with the transition beginning in 2014.  Should the SEC adopt such a proposal, the Company will convert its reporting to IFRS at such time.

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141(R), “Business Combinations,” which requires that assets acquired and liabilities assumed be measured at fair value as of the acquisition date, and that goodwill acquired from a bargain purchase (previously referred to as negative goodwill) be recognized in the Consolidated Statement of Income in the period the acquisition occurs.  The standard also prescribes disclosure requirements to enable users of financial statements to evaluate and understand the nature and financial effects of the business combination.  The standard is effective for business combinations with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will apply SFAS No. 141(R) on a prospective basis, beginning with its acquisition of EJ&E in 2009. As at December 31, 2008, the Company had approximately $40 million of transaction costs recorded in Other current assets related to the acquisition of EJ&E. Pursuant to the requirements of this standard, such costs will be expensed at the time of acquisition.

Management's Discussion and Analysis U.S. GAAP

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements.  On an ongoing basis, management reviews its estimates based upon currently available information.  Actual results could differ from these estimates.  The Company’s policies for personal injury and other claims, environmental claims, depreciation, pensions and other postretirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical.  The following information should be read in conjunction with the Company’s Annual Consolidated Financial Statements and Notes thereto.
Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

Personal injury and other claims
The Company becomes involved, from time to time, in various legal actions seeking compensatory, and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury.  Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.  For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.
At December 31, 2008, 2007 and 2006, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2008	2007	2006
Balance January 1	$196	$195	$205
Accrual and other	42	41	60
Payments	(49)	(40)	(70)
Balance December 31	$189	$196	$195

Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs.  The Company periodically reviews its assumptions to reflect currently available information.  Over the past three years, the Company has not significantly changed any of these assumptions.
For all other legal claims in Canada, estimates are based on the specifics of the case, trends and judgment.

Management's Discussion and Analysis U.S. GAAP

United States
Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry.  The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost.
     In 2008, 2007 and 2006, the Company recorded net reductions to its provision for U.S. personal injury and other claims pursuant to the results of external actuarial studies of $28 million, $97 million and $62 million, respectively. The reductions were mainly attributable to decreases in the Company’s estimates of unasserted claims and costs related to asserted claims as a result of its ongoing risk mitigation strategy focused on prevention, mitigation of claims and containment of injuries, lower settlements for existing claims and reduced severity relating to non-occupational disease claims.
     Due to the inherent uncertainty involved in projecting future events related to occupational diseases, which include but are not limited to, the number of expected claims, the average cost per claim and the legislative and judicial environment, the Company’s future obligations may differ from current amounts recorded.
At December 31, 2008, 2007 and 2006, the Company’s provision for U.S. personal injury and other claims was as follows:

In millions	2008	2007	2006
Balance January 1	$250	$407	$452
Accrual and other	57	(111)	(8)
Payments	(42)	(46)	(37)
Balance December 31	$265	$250	$407

For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year.  Changes in any one of these assumptions could affect the personal injury and other claims liability and the casualty and other expense as reported in the Company’s results of operations.  For example, a 5% change in the asbestos average claim values or a 0.5% change in the inflation trend rate would result in an approximate $5 million increase or decrease in the liability recorded for unasserted asbestos claims.  Additional disclosures are provided in Note 17 – Major commitments and contingencies, to the Company’s Annual Consolidated Financial Statements.

Environmental claims
Known existing environmental concerns
The Company has identified approximately 345 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law.  CERCLA and similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as to those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct.  The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability.  As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis.  Cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts are used by the Company to estimate the costs related to a particular site.  Provisions related to specific environmental sites are recorded when environmental assessments occur and/or remedial efforts are probable, and when costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.  As a result, it is not practical to quantitatively describe the effects of changes to these many assumptions and judgments.  However, the Company consistently applies its methodology of estimating its environmental liabilities and records adjustments to initial estimates as additional information becomes available.

Management's Discussion and Analysis U.S. GAAP

The Company’s provision for specific environmental sites is undiscounted, is recorded net of potential and actual insurance recoveries, and includes costs for remediation and restoration of sites, as well as significant monitoring costs.  Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates.  In 2005, the Company had incurred a liability related to a derailment at Wabamun Lake, Alberta.  Over the last three years, this liability was adjusted for additional environmental and legal claims and reduced by payments made pursuant to the clean-up performed.  At December 31, 2008, the majority of the clean-up work has been completed and the remaining costs are expected to be minimal.  At December 31, 2008, the Company has an amount receivable for the remaining estimated recoveries from the Company’s insurance carriers who covered substantially all expenses related to the derailment above the self-insured retention of $25 million, which was recorded in operating expenses in 2005.
At December 31, 2008, 2007 and 2006, the Company’s provision for specific environmental sites was as follows:

In millions	2008	2007	2006
Balance January 1	$111	$131	$124
Accruals and other	29	(1)	17
Payments	(15)	(19)	(10)
Balance December 31	$125	$111	$131

The Company anticipates that the majority of the liability at December 31, 2008 will be paid out over the next five years; however, some costs may be paid out over a longer period.  No individual site is deemed to be material.  Based on the information currently available, the Company considers its provisions to be adequate.
At December 31, 2008, most of the Company’s properties not acquired through recent acquisitions have reached the final assessment stage and therefore costs related to such sites have been anticipated.  The final assessment stage can span multiple years.  For properties acquired through recent acquisitions, the Company obtains assessments from both external and internal consultants and a liability has been or will be accrued based on such assessments.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years, based on known information, newly discovered facts, changes in law, the possibility of spills and releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs.  The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors including:
(i)   the lack of specific technical information available with respect to many sites;
(ii)  the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii) the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv) the ability to recover costs from any third parties with respect to particular sites;
and therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial condition or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Management's Discussion and Analysis U.S. GAAP

Future occurrences
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment.  As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance
The Company incurs significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property.  Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property.  Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.  Operating expenses amounted to $10 million in 2008 ($10 million in 2007 and $10 million in 2006).  In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis.  Certain of these improvements help ensure facilities, such as fuelling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes.  Other capital expenditures relate to assessing and remediating certain impaired properties. The Company’s environmental capital expenditures amounted to $9 million in 2008, $14 million in 2007 and $18 million in 2006. The Company expects to incur capital expenditures relating to environmental matters of approximately $17 million in 2009, $14 million in 2010 and $13 million in 2011.

Depreciation
Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs.  The Company follows the group method of depreciation for railroad properties and, as such, depreciates the cost of railroad properties, less net salvage value, on a straight-line basis over their estimated useful lives.  In addition, under the group method of depreciation, the cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business, is charged to accumulated depreciation.
Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board (STB).  Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis.
The studies consider, among others, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics.  Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual useful lives differing from the Company’s estimates.
A change in the remaining useful life of a group of assets, or their estimated net salvage value, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations.  A change of one year in the composite useful life of the Company’s fixed asset base would impact annual depreciation expense by approximately $16 million.
Depreciation studies are a means of ensuring that the assumptions used to estimate the useful lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis.  In 2008, the Company completed a depreciation study of its Canadian properties, plant and equipment, resulting in an increase in depreciation expense of $20 million for the year ended December 31, 2008 compared to the same period in 2007.  In 2007, the Company completed a depreciation study for all of its U.S. assets, for which there was no significant impact on depreciation expense.

Management's Discussion and Analysis U.S. GAAP

In 2008, the Company recorded total depreciation expense of $723 million ($676 million in 2007 and $651 million in 2006).  At December 31, 2008, the Company had Properties of $23,203 million, net of accumulated depreciation of $9,303 million ($20,413 million in 2007, net of accumulated depreciation of $8,910 million).  Additional disclosures are provided in Note 1 – Summary of significant accounting policies, to the Company’s Annual Consolidated Financial Statements.

Pensions and other postretirement benefits
In 2008, the Company’s plans have a measurement date of December 31.  The Company’s pension asset, pension liability and accrual for postretirement benefits liability at December 31, 2008, were $1,522 million, $237 million and $260 million, respectively ($1,768 million, $187 million and $266 million at December 31, 2007, respectively). The descriptions in the following paragraphs pertaining to pensions relate generally to the Company’s main pension plan, the CN Pension Plan (the Plan), unless otherwise specified.

Calculation of net periodic benefit cost
The Company accounts for net periodic benefit cost for pensions and other postretirement benefits as required by SFAS No. 87, "Employers' Accounting for Pensions,” and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions,” respectively.  Under these standards, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. In the calculation of net periodic benefit cost, these standards allow for a gradual recognition of changes in benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.
In accounting for pensions and other postretirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which pursuant to SFAS No. 158, will be recognized in Other comprehensive income (loss).  In accordance with SFAS No. 87 and SFAS No. 106, the Company has elected to amortize these gains or losses into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of the beginning-of-year balances of the projected benefit obligation or market-related value of plan assets. The Company’s net periodic benefit cost for future periods is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality.  Experience with respect to economic conditions and investment performance is further discussed herein.
The Company recorded consolidated net periodic benefit cost (income) for pensions of $(48) million, $29 million and $66 million in 2008, 2007, and 2006, respectively.  Consolidated net periodic benefit cost for other postretirement benefits was $12 million, $14 million and $17 million in 2008, 2007, and 2006, respectively.
At December 31, 2008, and 2007, the pension benefit obligation, accumulated postretirement benefit obligation (APBO), and other postretirement benefits liability were as follows:

In millions	December 31,	2008	2007

Pension benefit obligation		$12,326	$14,419
Accumulated postretirement benefit obligation		$260	$266
Other postretirement benefits liability		$260	$266

Management's Discussion and Analysis U.S. GAAP

Discount rate assumption
The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due.  The discount rate is determined by management with the aid of third-party actuaries. The Company’s methodology for determining the discount rate is based on a zero-coupon bond yield curve, which is derived from a semi-annual bond yield curve provided by a third party.  The portfolio of hypothetical zero-coupon bonds is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year.  A discount rate of 7.42%, based on bond yields prevailing at December 31, 2008, (5.53% at December 31, 2007,) was considered appropriate by the Company to match the approximately 10-year average duration of estimated future benefit payments. The current estimate for the expected average remaining service life of the employee group covered by the plans is approximately nine years.
For the year ended December 31, 2008, a one-percentage-point decrease in the 5.53% discount rate used to determine net periodic benefit cost at January 1, 2008, would have resulted in an increase of approximately $110 million in net periodic benefit cost, whereas a one-percentage-point increase would have resulted in a decrease of approximately $5 million, given that the Company amortizes net actuarial gains and losses over the expected average remaining service life of the employee group covered by the plans, only to the extent they are in excess of the corridor threshold.

Expected long-term rate of return assumption
To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future.  For 2008, the Company used a long-term rate of return assumption of 8.00% on the market-related value of plan assets to compute net periodic benefit cost. However, given the recent performance of its plan assets and the equity markets in North America, the Company will, effective for 2009, reduce the expected long-term rate of return on plan assets from 8.00% to 7.75% to reflect management’s current view of long-term investment returns. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately.  If the Company had elected to use the market value of assets, which at December 31, 2008, is below the market-related value of Plan assets by $650 million, net periodic benefit cost would increase by approximately $49 million for 2008, assuming all other assumptions remained constant.  The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company.  The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the long-term return on plan assets to fluctuate materially from related capital market indices.  The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities.  The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures.  The Plan does not invest in the securities of the Company or its subsidiaries.  During the last 10 years ended December 31, 2008, the Plan earned an annual average rate of return of 7.07%.

    The actual, market-related value, and expected rates of return on plan assets for the last five years were as follows:

Rates of return	2008	2007	2006	2005	2004
Actual	(11.0%)	8.0%	10.7%	20.5%	11.7%
Market-related value	7.8%	12.7%	11.4%	8.6%	6.3%
Expected	8.0%	8.0%	8.0%	8.0%	8.0%

Management's Discussion and Analysis U.S. GAAP

The Company’s expected long-term rate of return on plan assets reflects management’s view of long-term investment returns and the effect of a 1% variation in such rate of return would result in a change to the net periodic benefit cost of approximately $70 million.  Management’s assumption of the expected long-term rate of return is subject to risks and uncertainties that could cause the actual rate of return to differ materially from management’s assumption.  There can thus be no assurance that the plan assets will be able to earn the expected long-term rate of return on plan assets.

Net periodic benefit cost (income) for pensions for 2009
In 2009, the Company expects its net periodic benefit income to decrease by approximately $20 million. This additional expense is mainly due to an increase in the discount rate used, from 5.53% to 7.42%, and a decrease in the expected long-term rate of return assumption, from 8.00% to 7.75%, which are partially offset by the impact of a year-over-year increase in the market-related value of plan assets and the benefit resulting from the end of the amortization period for prior service costs.

Plan asset allocation
Based on the fair value of the assets held as at December 31, 2008, the Plan assets are comprised of 41% in Canadian and foreign equities, 39% in debt securities, 2% in real estate assets and 18% in other assets. The long-term asset allocation percentages are not expected to differ materially from the current composition.
       A significant portion of the plan assets is invested in publicly traded equity securities whose return is primarily driven by stock market performance.  Debt securities also account for a significant portion of the plan investments and provide a partial offset to the variation in the pension benefit obligation that is driven  by changes in the discount rate.  The funded status of the plan fluctuates with market conditions and impacts funding requirements.  The Company will continue to make contributions to the pension plans that as a minimum meet pension legislative requirements.

Rate of compensation increase and health care cost trend rate
The rate of compensation increase is determined by the Company based on its long-term plans for such increases. For 2008, a rate of compensation increase of 3.5% was used to determine the benefit obligation and the net periodic benefit cost.
For postretirement benefits other than pensions, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate for prescription drugs was assumed to be 12% in 2008, and it is assumed that the rate will decrease gradually to 4.5% in 2028 and remain at that level thereafter. For the year ended December 31, 2008, a one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net periodic benefit cost for both pensions and other postretirement benefits.
Funding of pension plans
For pension funding purposes, an actuarial valuation is required at least on a triennial basis. The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2007, and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $130 million in 2009 and 2010 based on the plans’ current position.  Adverse changes to the assumptions discussed herein, particularly the discount rate and the expected long-term rate of return on plan assets, could affect the funded status of the Company’s pension plans and, as such, could have a significant impact on the cash funding requirements of the pension plans.

Management's Discussion and Analysis U.S. GAAP

Information disclosed by major pension plan
The following table provides the Company’s plan assets by category, benefit obligation at end of year, and Company and employee contributions by major pension plan:

		CN	BC Rail Ltd	U.S. and
In millions	December 31, 2008	Pension Plan	Pension Plan	other plans	Total

Plan assets by category
Equity securities		$5,311	$189	$78	$5,578
Debt securities		5,051	218	77	5,346
Real estate		264	10	1	275
Other		2,314	84	14	2,412
Total		$12,940	$501	$170	$13,611

Benefit obligation at end of year		$11,515	$425	$386	$12,326

Company contributions in 2008		$112	$-	$15	$127

Employee contributions in 2008		$52	$-	$-	$52

Additional disclosures are provided in Note 12 – Pensions and other postretirement benefits, to the Company’s Annual Consolidated Financial Statements.

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of net income. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences.  The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income.  On an annual basis, the Company assesses its need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized based on its taxable income projections, a valuation allowance is recorded. As at December 31, 2008, the Company expects that the large majority of its deferred income tax assets will be recovered from future taxable income.  In addition, Canadian and U.S. tax rules and regulations are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns.  In Canada, the federal income tax returns filed for the years 2004 to 2007 and the provincial income tax returns filed for the years 2003 to 2007 remain subject to examination by the taxation authorities.  In the U.S., the income tax returns filed for the years 2004 to 2007 remain subject to examination by the taxation authorities.  The Company believes that its provisions for income taxes at December 31, 2008 are adequate pertaining to any future assessments from the taxation authorities.  The Company’s deferred income tax assets are mainly composed of temporary differences related to accruals for workforce reductions, personal injury and other reserves, environmental and other postretirement benefits, and losses and tax credit carryforwards.  The majority of these accruals will be paid out over the next five years.  The Company’s deferred income tax liabilities are mainly composed of temporary differences related to properties and the net pension asset.  The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws.  As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations.  A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by $25 million in 2008.

Management's Discussion and Analysis U.S. GAAP

From time to time, the federal, provincial, and state governments enact new corporate income tax rates resulting in either lower or higher tax liabilities. Such enactments occurred in each of 2008, 2007 and 2006 and resulted in a deferred income tax recovery of $23 million, $317 million and $228 million, respectively, with corresponding adjustments to the Company’s net deferred income tax liability.
For the year ended December 31, 2008, the Company recorded total income tax expense of $650 million ($548 million in 2007 and $642 million in 2006), of which $230 million was a deferred income tax expense and included a deferred income tax recovery of $117 million. Of this amount, $83 million resulted from the resolution of various income tax matters and adjustments related to tax filings of previous years; $23 million from the enactment of corporate income tax rate changes in Canada; and $11 million from net capital losses arising from the reorganization of a subsidiary.  In 2007, $82 million of the reported income tax expense was a deferred income tax recovery, and $328 million resulted mainly from the enactment of corporate income tax rate changes in Canada.  In 2006, $3 million of the reported income tax expense was for deferred income taxes, and included a deferred income tax recovery of $277 million that resulted from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes.  The Company’s net deferred income tax liability at December 31, 2008 was $5,413 million ($4,840 million at December 31, 2007).  Additional disclosures are provided in Note 14 – Income taxes, to the Company’s Annual Consolidated Financial Statements.

Forward-Looking Statements

Certain information included in this MD&A may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions and implicit in these statements, particularly in respect of long-term growth opportunities, is the Company’s assumption that such growth opportunities are less affected by the current situation in the North American and global economies.  The assumptions used by the Company to prepare its forward looking statements, although considered reasonable by the Company at the time of preparation, may not materialize. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements.  Such factors include the specific risks set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States. Moreover, the current situation in financial markets is adding a substantial amount of risk to the North American economy, which is already in a recession, and to the global economy, which is significantly slowing down.

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company’s results of operations, financial position, or liquidity. While some exposures may be reduced by the Company’s risk mitigation strategies, many risks are driven by external factors beyond the Company’s control or are of a nature which cannot be eliminated. The following is a discussion of key areas of business risks and uncertainties.

Competition
The Company faces significant competition from rail carriers and other modes of transportation, and is also affected by its customers’ flexibility to select among various origins and destinations, including ports, in getting their products to market.  Specifically, the Company faces competition from Canadian Pacific Railway Company (CP), which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, and transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River. Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price.  Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.  Factors affecting the general market conditions for our customers, including a prolonged downturn in the North American and global economies, could result in an over-supply of transportation capacity relative to demand.  An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company’s ability to increase rates.  This, in turn, could materially and adversely affect the Company’s business, results of operations or financial position.

Management's Discussion and Analysis U.S. GAAP

The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in numerous markets.  This consolidation requires the Company to consider arrangements or other initiatives that would similarly enhance its own service.
There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry and that further consolidation within the transportation industry will not adversely affect the Company’s competitive position.  No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and above-ground storage tanks; and soil and groundwater contamination.  A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.  As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
While the Company believes that it has identified the compliance and capital costs likely to be incurred in the next several years, newly discovered facts, changes in law, the possibility of future spills and releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties, may result in additional environmental liabilities and related costs.
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry generally, in connection with the transportation of toxic-by-inhalation hazardous materials such as chlorine and anhydrous ammonia, commodities that the Company may be required to transport to the extent of its common carrier obligations.  As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.
The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.
While some exposures may be reduced by the Company’s risk mitigation strategies (including periodic audits, employee training programs and emergency plans and procedures), many environmental risks are driven by external factors beyond the Company’s control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company’s mitigation strategies, that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Management's Discussion and Analysis U.S. GAAP

Personal injury and other claims
The Company becomes involved, from time to time, in various legal actions seeking compensatory, and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims.  The final outcome with respect to actions outstanding or pending at December 31, 2008, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Labor negotiations
Canadian workforce
As at December 31, 2008, CN employed a total of 15,667 employees in Canada, of which 12,058 were unionized employees.
The collective agreements for CN's Northern Quebec Territory short line, which cover approximately 200 employees, expired on December 15, 2007. Negotiations are ongoing to renew these collective agreements, and neither party has requested conciliation assistance. The agreement remains in effect until the bargaining process has been exhausted. The Teamsters Canada Rail Conference (TCRC) was recently successful with an application to replace the United Transportation Union (UTU) as the certified bargaining agent for the conductors working on the Northern Quebec Territory short line.
The collective agreement covering approximately 100 employees working on the Mackenzie Northern Railway expired on May 2, 2008. These employees are covered by a single collective agreement but are represented by the TCRC-Engineers, TCRC-CTY, the Canadian Auto Workers and the TCRC-Maintenance of Way Division. Negotiations, which commenced in June 2008, are ongoing and neither party has requested conciliation assistance. The agreement remains in effect until the bargaining process has been exhausted.
On November 14, 2008, the TCRC gave the Company notice that it was reopening collective agreements imposed by virtue of federal back-to-work legislation to resolve the dispute between the UTU and CN in 2007.  The Company's view is that these agreements were made binding on the UTU and any other trade union certified by the Canada Industrial Relations Board (CIRB) to represent the employees, including the TCRC, until they expire on July 22, 2010. In January 2009, the TCRC filed a complaint with the CIRB challenging the Company's position. The collective agreements between CN and the TCRC, which represent approximately 1,500 locomotive engineers in one bargaining unit, and approximately 200 rail traffic controllers (also known as train dispatchers) in a separate bargaining unit, expired on December 31, 2008. In January 2009, the TCRC advised the Company that it would request a consolidation of the bargaining units for which they hold a certificate (conductors, locomotive engineers and train dispatchers) and that pending determination by the CIRB; were seeking to put negotiations in abeyance. Neither party has requested conciliation assistance. Until the parties exhaust the conciliation timelines specified in the Canada Labour Code, no legal strike or lock out can occur.
Four collective agreements covering approximately 75 employees represented by the TCRC and the TCRC-Maintenance of Way Division at the recently acquired Chemin de fer de Matapédia et Gaspé (CFMG), Ottawa Central Railway (OCR) and New Brunswick and East Coast Railway (NBEC) are currently expired. Negotiations are ongoing to renew these collective agreements and are at various stages. The collective agreements remain in effect until the bargaining process has been exhausted.

There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

Management's Discussion and Analysis U.S. GAAP

U.S. workforce
As at December 31, 2008, CN employed a total of 6,560 employees in the United States, of which 5,527 were unionized employees.
As of February 2009, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW); Duluth, Winnipeg and Pacific Railway Company (DWP); ICRR; companies owned by CCP Holdings, Inc. (CCP); Duluth, Missabe & Iron Range Railway Company (DMIR); Bessemer & Lake Erie Railroad Company (BLE); The Pittsburgh and Conneaut Dock Company (PCD); and all but one of the unions at companies owned by Wisconsin Central Transportation Corporation (WC).  The WC dispatchers became represented in May 2008 and are currently in the process of negotiating their first agreement.  Agreements in place have various moratorium provisions, ranging from 2004 to 2011, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation.
The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis.  GTW, DWP, ICRR, CCP, WC, DMIR, BLE and PCD have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment.  However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized.  The Company believes the potential mutual benefits of local bargaining outweigh the risks.
Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements.  Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements generally continue to apply.

There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

Regulation
The Company’s rail operations in Canada are subject to (i) economic regulation by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes.  The Company’s U.S. rail operations are subject to (i) economic regulation by the STB and (ii) safety regulation by the Federal Railroad Administration (FRA).

Economic regulation – Canada
The following actions have been taken by the federal government:
(i) The Agency adjusted the index used to determine the maximum railway revenue entitlement that railways can earn on the movement of regulated grain produced in western Canada, to reflect costs incurred by CN and CP for the maintenance of hopper cars. The retroactive component of the Agency’s decision estimated to be $23 million has been recorded as a reduction of the Company’s Canadian grain revenues for the 2007-08 grain crop year. This decision was confirmed by the Federal Court of Appeal in November 2008. The Company has sought leave to appeal this decision to the Supreme Court of Canada.
(ii) Bill C-8, entitled An Act to amend the Canada Transportation Act (railway transportation) became law on February 28, 2008, and extends the availability of the Final Offer Arbitration recourse to groups of shippers and adds new shipper recourse to the Agency in respect of charges for incidental services provided by a railway company other than transportation services.
(iii) On August 12, 2008, Transport Canada (TC) announced the Terms of Reference for the Rail Freight Service Review to examine the services offered by CN and CP to Canadian shippers and customers. This review, which will be conducted in two phases, is expected to take up to 18 months to complete. The first phase involves analytical review of data, which is expected to take approximately 12 months. Subsequently, the Minister of Transport will appoint a three-person panel to undertake the second phase of the review, during which it will review the analytical work, meet with stakeholders and prepare a report making recommendations to the Minister of Transport.

No assurance can be given that any current or future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company's results of operations or financial position.

Management's Discussion and Analysis U.S. GAAP

Economic regulation – U.S.
Various business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate, service and business practice issues. The STB has completed the following recent proceedings:
(i) A review of the practice of rail carriers, including the Company and the majority of other large railroads operating within the U.S., of assessing a fuel surcharge computed as a percentage of the base rate for service, whereby the STB directed carriers to adjust their fuel surcharge programs on a basis more closely related to the amount of fuel consumed on individual movements. The Company implemented a mileage-based fuel surcharge, effective April 26, 2007, to conform to the STB’s decision.
(ii) A review of rate dispute resolution procedures, whereby the STB modified its rate guidelines for handling medium-sized and smaller rate disputes.
(iii) A review that changed the methodology for calculating the cost of equity component of the industry cost of capital that is used to determine carrier revenue adequacy and in rate, abandonment and other regulatory proceedings.

During 2008, legislation was introduced in the U.S. House of Representatives regarding the STB’s authority to review the environmental impacts of “minor” rail mergers that would have applied retroactively to any transaction that had not been approved by the STB by August 1, 2008, including the Company’s then proposed acquisition of the EJ&E.  This legislation was considered by the full House of Representatives but was not enacted into law.
The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry, and additional legislation was introduced in 2007 in both Houses of Congress.  In addition, the Senate Judiciary Committee approved legislation in September 2007 (S. 772) to repeal the railroad industry’s limited antitrust exemptions. The House Judiciary Committee also approved comparable legislation (H.R. 1650).
The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters.
No assurance can be given that these or any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Safety regulation in Canada
Rail safety regulation in Canada is the responsibility of Transport Canada (TC), which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes.  The following action has been taken by the federal government:
A full review of the Railway Safety Act was conducted by the Railway Safety Act Review Panel and the Panel’s report has been tabled in the House of Commons.  The Report includes more than 50 recommendations to improve rail safety in Canada but concludes that the current framework of the Railway Safety Act is sound.  The recommendations propose amendments to the act in a number of areas including governance, regulatory framework and proximity issues.  The Company will be participating in the Rail Safety Advisory Committee to be created by the Minister of Transport.

Safety Regulation in the United States
Rail safety regulation in the U.S. is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes. In 2008, the U.S. federal government enacted legislation reauthorizing the Federal Railroad Safety Act. This legislation covers a broad range of safety issues, including fatigue management, positive train control (PTC), grade crossings, bridge safety, and other matters. The legislation requires all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic-by-inhalation (TIH) hazardous materials are transported. The Company is currently analyzing the impact of this requirement on its network and taking steps to ensure implementation in accordance with the new law.  The legislation also would cap the number of on-duty and limbo time hours for certain rail employees on a monthly basis. The Company is assessing the impact of this requirement on the Company’s hourly wage agreements in the U.S. and will take appropriate steps to ensure that its operations conform to the new requirements. In addition to the safety provisions, the legislation authorizes significant funding for Amtrak and includes provisions, including penalties, to improve Amtrak’s on-time performance on the infrastructure of host freight railroads. The Company is currently evaluating the financial and operational implications of this legislation.

Management's Discussion and Analysis U.S. GAAP

Security
The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security and the Pipeline and Hazardous Materials Safety Administration (PHMSA), which, like the FRA, is part of the U.S. Department of Transportation. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA).  More specifically, the Company is subject to:
(i)  Border security arrangements, pursuant to an agreement the Company and CP entered into with U.S. Customs and Border Protection (CBP) and the CBSA.
(ii) The CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program.
(iii)Regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments
      into the United States. The CBSA is also working on similar     requirements for Canada-bound traffic.
(iv)Inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI)
     user fee for traffic entering the U.S. from Canada.

The Company has worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials.  If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

Transportation of hazardous materials
The Company may be required to transport toxic-by-inhalation hazardous materials to the extent of its common carrier obligations, and, as such, is exposed to additional regulatory oversight.
(i)  Beginning in 2009, the PHMSA will require carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk.
(ii) The TSA has issued regulations that, beginning December 26, 2008, require rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing
      TIH materials and certain radioactive or explosive materials; and beginning April 1, 2009, ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers.
(iii) The PHMSA has issued regulations, effective March 14, 2009, revising standards to enhance the crashworthiness protection of tank cars used to transport TIH and to limiting the operating conditions of such cars.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Management's Discussion and Analysis U.S. GAAP

Other risks

Economic conditions
The Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate.  In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions.  As such, negative changes in North American and global economic conditions, resulting in a prolonged recession or more severe economic or industrial restructuring that affect the producers and consumers of the commodities carried by the Company, may have a material adverse effect on the volume of rail shipments carried by the Company, and thus negatively affect its results of operations, financial position, or liquidity.

Trade restrictions
Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

Terrorism and international conflicts
Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods.  International conflicts can also have an impact on the Company’s markets.

Customer credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer.  Although the Company believes there are no significant concentrations of credit risk, the current economic conditions have affected the Company’s customers and have thus resulted in an increase to the Company’s credit risk and exposure to business failures of its customers.  To manage its credit risk, the Company’s focus is on keeping the average daily sales outstanding within an acceptable range, and working with customers to ensure timely payments, and in certain cases, requiring financial security through letters of credit.  A widespread deterioration of customer credit and business failures of customers could have a material adverse affect on the Company's results of operations or financial position.

Pension funding
Overall return in the capital markets and the level of interest rates affect the funded status of the Company's pension plans, as calculated under generally accepted accounting principles, as well as under a solvency or wind-up scenario as calculated under guidance issued by the Canadian Institute of Actuaries (CIA).  Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuation may have a material adverse effect on the Company’s results of operations and financial position by significantly increasing future pension contributions.  The Company’s funding requirements, as well as the impact on the results of operations, are determined upon completion of actuarial valuations, which are generally required by the Office of the Superintendent of Financial Institutions (OSFI) on a triennial basis or when deemed appropriate.  Based on the last actuarial valuation of the CN Pension Plan filed by the Company as at December 31, 2007, the Company expects to make contributions of approximately $130 million in 2009.  The OSFI may require the Company to file an actuarial valuation as at December 31, 2008, earlier than planned.  If prepared, the actuarial valuation would indicate a funding deficit under a solvency or wind-up scenario as calculated under the guidance issued by the CIA.  As a result, the Company’s contributions would significantly increase.  The CIA allows for any funding deficit to be paid over a number of years and resets the funding requirements at each valuation date.  Should the Company be required by OSFI to prepare an actuarial valuation as at December 31, 2008, the Company expects cash from operations and its other sources of financing to be sufficient to meet its funding obligation.

Management's Discussion and Analysis U.S. GAAP

Availability of qualified personnel
The Company, like other railway companies in North America, may experience demographic challenges in the employment levels of its workforce.  Changes in employee demographics, training requirements and the availability of qualified personnel could negatively impact the Company’s ability to meet demand for rail service.  The Company monitors employment levels to ensure that there is an adequate supply of personnel to meet rail service requirements.  However, the Company’s efforts to attract and retain qualified personnel may be hindered by increased demand in the job market.  No assurance can be given that demographic challenges will not materially adversely affect the Company’s results of operations or its financial position.

Fuel costs
The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions.  Rising fuel prices could materially adversely affect the Company’s expenses.  As such, CN has implemented a fuel surcharge program with a view of offsetting the impact of rising fuel prices.  The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is calculated using the average monthly price of West-Texas Intermediate crude oil (WTI) for revenue-based tariffs and On-Highway Diesel (OHD) for mileage-based tariffs.  Increases in fuel prices or supply disruptions may materially adversely affect the Company’s results of operations or its financial position.

Foreign exchange
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations.  Based on the Company’s current operations, the estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $10 million.  Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

Reliance on technology
The Company relies on information technology in all aspects of its business. While the Company has a disaster recovery plan in place, a significant disruption or failure of its information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures and the inability to protect corporate information and assets against intruders or other operational difficulties and, as such, could adversely affect the Company’s results of operations, financial position or liquidity.

Transportation network disruptions
Due to the integrated nature of the North American freight transportation infrastructure, the Company’s operations may be negatively affected by service disruptions of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of one or more of these entities could have an adverse effect on the Company’s results of operations, financial condition or liquidity.

Weather and climate change
The Company’s success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold, flooding, drought and hurricanes, can disrupt operations and service for the railroad, including affecting the performance of locomotives and rolling stock, as well as disrupt operations for the Company’s customers. Climate change, including the impact of global warming, could increase the frequency of adverse weather events, which can disrupt the Company's operations, damage its infrastructure or properties, or otherwise have a material adverse effect on the Company’s results of operations, financial condition or liquidity. In addition, although the Company believes that the growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S., it is difficult to predict the timing or the specific composition of such changes, and their impacts on the Company at this time.  Restrictions, caps, and/or taxes on the emission of greenhouse gasses, including diesel exhaust, could significantly increase the Company's capital and operating costs or affect the markets for, or the volume of, the goods the Company carries.

Management's Discussion and Analysis U.S. GAAP

Freight forwarding
CN WorldWide International, the Company’s international freight-forwarding subsidiary, was formed to leverage existing non-rail capabilities.  This subsidiary operates in a highly competitive market and no assurance can be given that the expected benefits will be realized given the nature and intensity of the competition in that market.

Depreciation understates current asset replacement cost
Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements.  As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses.  Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2008, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them.
During the fourth quarter ending December 31, 2008, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

As of December 31, 2008, management has assessed the effectiveness of the Company's internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework.  Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2008, and issued Management’s Report on Internal Control over Financial Reporting dated February 5, 2009 to that effect.

Additional information, including the Company’s 2008 Annual Information Form (AIF) and Form 40-F, as well as the Company’s Notice of Intention to Make a Normal Course Issuer Bid, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively.  Copies of such documents may be obtained by contacting the Corporate Secretary’s office.

Montreal, Canada
February 5, 2009

Item 5

Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, E. Hunter Harrison, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  February 5, 2009
/s/ E. Hunter Harrison
E. Hunter Harrison
President and Chief Executive Officer

Item 6

Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  February 5, 2009

/s/ Claude Mongeau
Claude Mongeau
Executive Vice-President and Chief
Financial Officer

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: February 5, 2009	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel